This filing relates to the proposed acquisition of IAA, Inc., a Delaware corporation (the “Company”), by Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“Parent”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, as amended by that certain Amendment to the Agreement and Plan of Merger and Reorganization, dated as of January 22, 2023, by and among the Company, Parent, Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of Parent (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings.

Filed by Ritchie Bros. Auctioneers Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

Subject Company: IAA, Inc.
Commission File No.: 001-38580

Date: February 22, 2023

News Release

Ritchie Bros. Releases Presentation Highlighting Benefits of Proposed IAA Transaction, Addressing Luxor’s Misleading Claims and Correcting Luxor’s Flawed Analysis

Urges Ritchie Bros. Shareholders to Vote “FOR” All Proposals on the WHITE Proxy Cards

VANCOUVER, BC, Feb. 22, 2023 – Ritchie Bros. Auctioneers Incorporated (NYSE: RBA) (TSX: RBA) ("Ritchie Bros.") today released a presentation regarding its acquisition of IAA, Inc. (NYSE: IAA) (“IAA”) and the reasons Ritchie Bros. shareholders should vote to approve the transaction at the March 14, 2023 Special Meeting of Shareholders. The presentation has been filed with the U.S. Securities and Exchange Commission and is available at www.RBASpecialMeeting.com.

Ann Fandozzi, CEO of Ritchie Bros., said, “The IAA transaction is expected to unlock substantial value that neither Ritchie Bros. nor IAA could achieve on its own, and we are confident in our ability to realize it. This confidence is grounded in the extensive due diligence we conducted before entering the IAA agreement, the complementary nature of the IAA asset, management’s experience in the auto industry and our Board and management team’s record of execution – both in M&A integration and driving successful transformation.”

“We urge our shareholders to put aside Luxor Capital Group LP’s (“Luxor”) misleading claims and flawed analysis by voting ‘FOR’ the IAA acquisition on the WHITE proxy card. The compelling strategic and financial benefits we can create with IAA affirm our strong belief that the IAA acquisition is the most value maximizing opportunity for the Company,” continued Ms. Fandozzi.

Highlights of the presentation include:

•	Significant value creation and upside potential beyond Ritchie Bros.’ standalone strategic plan[i]: The transaction with IAA positions Ritchie Bros. to unlock up to $76 in incremental value per share. This includes at least $100 to $120 million in expected cost savings as well as approximately $250 to $780 million of incremental EBITDA growth opportunities, which together could translate to an additional $21 to $61 per share of value[i]. The potential re-rating on these opportunities would provide approximately $5 to $15 per share of incremental upside[i]. The transaction is also expected to result in strong free cash flow, providing financial flexibility to continue investing in the business and enabling rapid deleveraging to 2.0x[ii] adjusted EBITDA within 24 months post close. Ritchie Bros. remains committed to returning excess capital to shareholders.

•	A step-function accelerant of the Company’s strategic vision: IAA is a critical accelerant to Ritchie Bros.’ strategic vision. For example, the addition of IAA’s 210 yards, which have approximately 45% of excess capacity, will accelerate the Company’s satellite yard expansion strategy and result in significantly higher ROI. Plugging IAA into the Ritchie Bros. marketplace is expected to deepen IAA customer relationships and double GTV as IAA customers access more value-added services and solutions, such as financing and parts sourcing.

Ritchie Bros.	1

News Release

•	IAA expands Ritchie Bros.’ reach into the attractive, adjacent vertical salvage vehicle market with a growing, countercyclical business. IAA is a key player in this market and has shown counter-cyclicality and resilience through economic cycles. IAA has delivered 13% revenue CAGR from 2004 to 2022 and growth in every year except 2020. The IAA team continues to build on this momentum, achieving approximately $541 million in adjusted EBITDA in fiscal 2022, above consensus expectations of approximately $528 million[i].

•	A deliberate, thoughtful process led by Ritchie Bros.’ independent Board of Directors: The acquisition was the culmination of a multi-year assessment by the Ritchie Bros. Board of Directors and management as well as rigorous negotiation with IAA. After extensive shareholder engagement, Ritchie Bros. delivered enhanced deal terms, including a reduction in the price paid per IAA share and a special dividend to Ritchie Bros. shareholders, resulting in $115 million[i] of incremental value for Ritchie Bros. shareholders.

•	Luxor’s claims are misleading and based on flawed analysis: Luxor’s criticisms of the IAA transaction ignore the upside potential created through the combination, and Luxor’s standalone valuation of Ritchie Bros. is either replete with mathematical errors or purposefully deceptive. Luxor’s claims regarding the Starboard investment also show a profound misunderstanding of the actual terms and structure of this investment. In fact, the Starboard preferred does not meaningfully impact the IAA deal value, but does enhance the value upside for all Ritchie Bros.’ shareholders. Simple math – so long as it is accurate — shows that the $115 millioniv of additional value provided to Ritchie Bros. shareholders as a result of the Starboard investment and amended IAA agreement outweighs the value of the Starboard preferred.

Ritchie Bros. shareholders of record as of the close of business on January 25, 2023 are eligible to vote at the Special Meeting. The Ritchie Bros. Board of Directors unanimously recommends that shareholders vote “FOR” all proposals listed on the WHITE proxy card and discard any green proxy card sent by Luxor.

Visit www.RBASpecialMeeting.com for more information about the meeting and how Ritchie Bros. shareholders can vote to protect their interests and realize the value created by the IAA transaction.

Any shareholder with questions about the Special Meeting or in need of assistance in voting their shares should contact:

Laurel Hill	MacKenzie Partners, Inc.
North American Toll Free: 1-877-452-7184	North American Toll Free: 1-800-322-2885
Outside North America: 416-304-0211	Email: proxy@mackenziepartners.com
Email: assistance@laurelhill.com

About Ritchie Bros.

Established in 1958, Ritchie Bros. (NYSE and TSX: RBA) is a global asset management and disposition company, offering customers end-to-end solutions for buying and selling used heavy equipment, trucks and other assets. Operating in a number of sectors, including construction, transportation, agriculture, energy, mining, and forestry, the company's selling channels include: Ritchie Bros. Auctioneers, the world's largest industrial auctioneer offering live auction events with online bidding; IronPlanet, an online marketplace with weekly featured auctions and providing the exclusive IronClad Assurance(R) equipment condition certification; Marketplace-E, a controlled marketplace offering multiple price and timing options; Ritchie List, a self-serve listing service for North America; Mascus, a leading European online equipment listing service; Ritchie Bros. Private Treaty, offering privately negotiated sales; and sector-specific solutions GovPlanet, TruckPlanet, and Ritchie Bros. Energy. The company's suite of solutions also includes Ritchie Bros. Asset Solutions and Rouse Services LLC, which together provides a complete end-to-end asset management, data-driven intelligence and performance benchmarking system; SmartEquip, an innovative technology platform that supports customers' management of the equipment lifecycle and integrates parts procurement with both OEMs and dealers; plus equipment financing and leasing through Ritchie Bros. Financial Services. For more information about Ritchie Bros., visit RitchieBros.com.

Ritchie Bros.	2

News Release

Photos and video for embedding in media stories are available at rbauction.com/media.

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (“IAA”) in addition to information relating to the investment into RBA by Starboard Value LP and certain of its affiliates (together, “Starboard”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed IAA transaction, the anticipated impact of the proposed IAA transaction on the combined company’s business and future financial and operating results, the expected or estimated amount, achievability, sources, impact and timing of cost synergies and revenue, EBITDA, growth, operational enhancement, expansion and other value creation opportunities from the proposed IAA transaction, the expected debt, de-leveraging, cash flow generation and capital allocation of the combined company, the anticipated closing date for the proposed IAA transaction, other aspects of RBA’s or IAA’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed IAA transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “can,” “intends,” “target,” “goal,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates,” “opportunity” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or IAA’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and IAA’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of IAA may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed IAA transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed IAA transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed IAA transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed IAA transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed IAA transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and IAA; the effects of the business combination of RBA and IAA, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed IAA transaction; the effect of the announcement, pendency or consummation of the proposed IAA transaction on the trading price of RBA’s common shares or IAA’s common stock; the ability of RBA and/or IAA to retain and hire key personnel and employees; the significant costs associated with the proposed IAA transaction; the outcome of any legal proceedings that could be instituted against RBA, IAA and/or others relating to the proposed IAA transaction; restrictions during the pendency of the proposed IAA transaction that may impact the ability of RBA and/or IAA to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the amount, manner or timeframe expected or at all; the failure of the combined company to realize potential revenue, EBITDA, growth, operational enhancement, expansion or other value creation opportunities from the sources or in the amount, manner or timeframe expected or at all; the failure of the trading multiple of the combined company to normalize or re-rate and other fluctuations in such trading multiple; changes in capital markets and the ability of the combined company to generate cash flow and/or finance operations in the manner expected or to de-lever in the timeframe expected; the failure of RBA or the combined company to meet financial forecasts and/or KPI targets; any legal impediment to the payment of the special dividend by RBA, including TSX consent to the dividend record date; legislative, regulatory and economic developments affecting the business of RBA and IAA; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and IAA operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or IAA’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed IAA transaction, are included in the Registration Statement (as defined below) and joint proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed IAA transaction. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

Ritchie Bros.	3

News Release

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and IAA’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and IAA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor IAA undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed IAA transaction, RBA filed with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed IAA transaction on December 14, 2022 (the “Initial Registration Statement”), as amended by Amendment No. 1 and Amendment No. 2 to the Initial Registration Statement filed with the SEC and applicable Canadian securities regulatory authorities on February 1, 2023 and February 9, 2023, respectively (together with the Initial Registration Statement, the “Registration Statement”). The Registration Statement was declared effective by the SEC on February 10, 2023. The Registration Statement includes a joint proxy statement/prospectus which will be sent to the shareholders of RBA and stockholders of IAA seeking their approval of their respective transaction-related proposals. Each of RBA and IAA may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed IAA transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that RBA or IAA may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES IN CONNECTION WITH THE PROPOSED IAA TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, IAA AND THE PROPOSED IAA TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from IAA at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by IAA (when they are available) will be available free of charge by accessing IAA’s website at investors.iaai.com or by contacting IAA’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and IAA, certain of their respective directors and executive officers and other members of management and employees, and Jeffrey C. Smith and potentially other Starboard employees, may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and IAA in respect of the proposed IAA transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about IAA’s directors and executive officers is available in IAA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, including information with respect to Mr. Smith, are contained or will be contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed IAA transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RBA or IAA free of charge using the sources indicated above.

Ritchie Bros.	4

News Release

Non-GAAP Financial Measures

This communication contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted EBITDA margin, adjusted EPS and free cash flow. These non-GAAP financial measures are not calculated in accordance with GAAP and may exclude items that are significant in understanding and assessing a company’s financial condition or operating results. Therefore, these measures should not be considered in isolation or as alternatives to financial measures under GAAP. In addition, these measures may not be comparable to similarly-titled measures used by other companies. Further information regarding non-GAAP financial measures is included in the respective SEC filings of RBA and IAA.

Ritchie Bros. Contacts

Investors

Sameer Rathod Vice President, Investor Relations & Market Intelligence

(510) 381-7584

srathod@ritchiebros.com

Media

Barrett Golden / Lucas Pers / Haley Salas

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

[i] Potential opportunities and related information included in this communication are for illustrative purposes only and do not imply future targets, expectations or guidance. Estimates do not incorporate potential costs to achieve or specific timeframes. Reflects illustrative EV / NTM EBITDA range, based on pre-transaction blend at the low end and illustrative ~3.0x re-rating at the high end, informed by both (i) observed historical average blended multiple since IAA spin and (ii) blend of top decile observed EV / NTM EBITDA multiples for RBA and IAA over last twelve-month period ending November 4, 2022. Figures are illustrative and un-discounted

[ii] Leverage ratio represents net debt, calculated as pro forma debt less cash, divided by Adj. EBITDA per company’s reported definition, which includes add-backs for share-based payments expense, acquisition-related costs, loss / (gains) on disposition of property plant and equipment, change in fair value of derivatives, and non-recurring advisory, legal and restructuring costs. ~2.0x targeted leverage ratio assumes $110mm run-rate cost synergies

[iii] Based on mean FactSet consensus as of February 17, 2023

[iv] Represents value recaptured from amended transaction, comprised of $70mm reduced consideration and $45mm special shareholder dividend

Ritchie Bros.	5

Investor Update Ritchie Bros.’ Acquisition of IAA February 22, 2023

Forward - Looking Statements This presentation contains information relating to a proposed business combination transaction between Ritchie Bros . Auctioneers Incorporated (“RBA”) and IAA, Inc . (“IAA”) in addition to information relating to the investment into RBA by Starboard Value LP and certain of its affiliates (together, “Starboard”) . This presentation includes forward - looking information within the meaning of Canadian securities legislation and forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended (collectively, “forward - looking statements”) . Forward - looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed IAA transaction, the anticipated impact of the proposed IAA transaction on the combined company’s business and future financial and operating results, the expected or estimated amount, achievability, sources, impact and timing of cost synergies and revenue, EBITDA, growth, operational enhancement, expansion and other value creation opportunities from the proposed IAA transaction, the expected debt, de - leveraging, cash flo w generation and capital allocation of the combined company, the anticipated closing date for the proposed IAA transaction, other aspects of RBA’s or IAA’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts . There can be no assurance that the proposed IAA transaction will in fact be consummated . These forward - looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “can”, “intends,” “target,” “goal,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates,” “opportunity” or other words or phrases of similar import . It is uncertain whether any of the events anticipated by the forward - looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or IAA’s common stock . Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward - looking statements . While RBA’s and IAA’s management believe the assumptions underlying the forward - looking statements are reasonable, these forward - looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward - looking statements, including but not limited to : the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of IAA may not approve the adoption of the merger agreement ; the risk that a condition to closing of the proposed IAA transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed IAA transaction might be delayed or not occur at all ; the anticipated tax treatment of the proposed IAA transaction ; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed IAA transaction ; the diversion of management time on transaction - related issues ; the response of competitors to the proposed IAA transaction ; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and IAA ; the effects of the business combination of RBA and IAA, including the combined company’s future financial condition, results of operations, strategy and plans ; the failure (or delay) to receive the required regulatory approval of the transaction ; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed IAA transaction ; the effect of the announcement, pendency or consummation of the proposed IAA transaction on the trading price of RBA’s common shares or IAA’s common stock ; the ability of RBA and/or IAA to retain and hire key personnel and employees ; the significant costs associated with the proposed IAA transaction ; the outcome of any legal proceedings that could be instituted against RBA, IAA and/or others relating to the proposed IAA transaction ; restrictions during the pendency of the proposed IAA transaction that may impact the ability of RBA and/or IAA to pursue non - ordinary course transactions, including certain business opportunities or strategic transactions ; the ability of the combined company to realize anticipated synergies in the amount, manner or timeframe expected or at all ; the failure of the combined company to realize potential revenue, EBITDA, growth, operational enhancement, expansion or other value creation opportunities from the sources or in the amount, manner or timeframe expected or at all ; the failure of the trading multiple of the combined company to normalize or re - rate and other fluctuations in such trading multiple ; changes in capital markets and the ability of the combined company to generate cash flow and/or finance operations in the manner expected or to de - lever in the timeframe expected ; the failure of RBA or the combined company to meet financial forecasts and/or KPI targets ; any legal impediment to the payment of the special dividend by RBA, including TSX consent to the dividend record date ; legislative, regulatory and economic developments affecting the business of RBA and IAA ; general economic and market developments and conditions ; the evolving legal, regulatory and tax regimes under which RBA and IAA operates ; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or IAA’s response to any of the aforementioned factors . These risks, as well as other risks related to the proposed IAA transaction, are included in the Registration Statement (as defined below) and joint proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed IAA transaction . While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties . For additional information about other factors that could cause actual results to differ materially from those described in the forward - looking statements, please refer to RBA’s and IAA’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10 - Q and Annual Report on Form 10 - K and IAA’s most recent Quarterly Reports on Form 10 - Q and Annual Report on Form 10 - K . The forward - looking statements included in this presentation are made only as of the date hereof . Neither RBA nor IAA undertakes any obligation to update any forward - looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward - looking statements were made, except as required by law . Forward - Looking Statements

Additional Disclaimers

No Offer or Solicitation

This presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed IAA transaction, RBA filed with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed IAA transaction on December 14, 2022 (the "Initial Registration Statement"), as amended by Amendment No. 1 and Amendment No. 2 to the Initial Registration Statement filed with the SEC and applicable Canadian security regulatory authorities on February 1, 2023 and February 9, 2023, respectively (together with the Initial Registration Statement, the "Registration Statement"). The Registration Statement was declared effective by the SEC on February 10, 2023. The Registration Statement includes a joint proxy statement/prospectus which will be sent to the shareholders of RBA and stockholders of IAA seeking their approval of their respective transaction-related proposals. Each of RBA and IAA may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed IAA transaction. This document is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document that RBA or IAA may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES IN CONNECTION WITH THE PROPOSED IAA TRANSACTION OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, IAA AND THE PROPOSED IAA TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from IAA at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA's website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by IAA (when they are available) will be available free of charge by accessing IAA's website at investors.iaai.com or by contacting IAA's Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and IAA, certain of their respective directors and executive officers and other members of management and employees, and Jeffrey C. Smith and potentially other Starboard employees, may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and IAA in respect of the proposed IAA transaction under the rules of the SEC. Information about RBA's directors and executive officers is available in RBA's definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about IAA's directors and executive officers is available in IAA's definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, including information with respect to Mr. Smith, are contained or will be contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed IAA transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RBA or IAA free of charge using the sources indicated above.

rb RITCHIE BROS.

Non - GAAP Financial Measures This presentation contains certain non - GAAP financial measures, including adjusted EBITDA, adjusted EBITDA margin, adjusted EPS, adjusted net income, adjusted net debt, and free cash flow. These non - GAAP financial measures are not calculated in accordance with GAAP and may exclude items that are significant in understanding and assessing a company’s financial conditio n o r operating results. Therefore, these measures should not be considered in isolation or as alternatives to financial measures un der GAAP. In addition, these measures may not be comparable to similarly - titled measures used by other companies. Further informatio n regarding non - GAAP financial measures is included in the respective SEC filings of RBA and IAA. Disclaimers Regarding Financial Forecasts RBA does not as a matter of course publicly disclose financial forecasts or projections as to future revenues or other result s o f its operations due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumption s a nd estimates. However, in connection with the evaluation by the RBA board of directors of the proposed transaction with IAA, RB A m anagement provided to the RBA board and its financial advisors standalone management forecasts for RBA’s fiscal years 2022 through 2026 (the “RBA base case forecasts”). In addition, RBA management prepared forecasts reflecting their more aspiration al targets for the RBA business over such five - year period, including more positive assumptions regarding growth in gross transacti on value over such period (the “RBA upside forecasts”). Further, to assist in the RBA board’s due diligence investigation of IAA an d evaluation of the proposed transaction, IAA made available to RBA standalone management forecasts for IAA’s fiscal years 20 22 through 2026, which RBA management, together with its financial advisors, separately assessed (the “RBA management IAA foreca sts ”). In connection with the proposed transaction with IAA, RBA management also prepared certain forecasts of expected cost synergies from the transaction (the “RBA cost synergy forecasts”) and pro forma forecasts for the combined company, which wer e s olely on the basis of the RBA base case forecasts, the RBA management IAA forecasts, and the RBA cost synergy forecasts (the “RBA pro forma combined company forecasts”). Further information regarding the RBA base case forecasts, the RBA upside foreca sts , the RBA management IAA forecasts, the RBA cost synergy forecasts, and the RBA pro forma combined company forecasts (which are referred to collectively as the “Forecasts”) is included in the Registration Statement. You should review the sec tio n titled “Certain RBA Financial Forecasts” in the Registration Statement (see “Important Additional Information and Where to Fin d It” above) and the remainder of this section for important information regarding the Forecasts. The Forecasts were not prepared with a view toward public disclosure or with a view toward complying with GAAP, the published gu idelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Account ant s for the preparation and presentation of prospective financial information. No independent accountant has compiled, reviewed, exa mined, performed any other assurance procedures, or expressed any form of assurance with respect to the prospective financial information included in the Registration Statement or this communication. The Forecasts, which were as of October 2022, were presented in the Registration Statement solely to give RBA shareholders access to the information that was ma de available to the RBA board, IAA and/or their respective financial advisors to the extent described in the Registration Statement, and references to the Forecasts are included in this communication for illustrative pur poses only. Accordingly, the Forecasts are not, and should not be construed as, financial guidance, nor relied on as such. T he Forecasts were not included in the Registration Statement in order to induce any RBA shareholder or IAA stockholder to vote i n f avor of any matter or to influence any RBA shareholder, IAA stockholder or any other person to make any investment decision w ith respect to the proposed transaction or otherwise and, similarly, references to the Forecasts are included in this communicati on for illustrative purposes only. The Forecasts are subjective in many respects and thus subject to interpretation. While presented with numerical specificity, th e Forecasts reflect numerous estimates and assumptions made by RBA’s management at the time the Forecasts were prepared that are difficult to predict and that are beyond RBA’s control and are subject to change. The assumptions and estimates underlyin g t he Forecasts are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and ot her risks and uncertainties that could cause actual results to differ materially from those contained in the Forecasts, including, amon g o thers, risks and uncertainties relating to RBA’s and IAA’s respective businesses (including their ability to achieve strategi c g oals, objectives and targets over applicable periods); industry performance; the regulatory and competitive environment; general Un ite d States, Canadian, European and global business, financial market and economic conditions and other matters described in the sections titled “Cautionary Statement Regarding Forward - Looking Statements” and “Risk Factors” of the Registration Statement and the section titled “Forward - Looking Statements” set forth above. Some or all of the estimates and assumptions underlying the Forecasts may have changed since the date the Forecasts were prepared. Additional Disclaimers

Additional Disclaimers

Accordingly, RBA cannot assure readers that the Forecasts are necessarily predictive of the future performance of RBA, IAA or the combined company or that actual results will not differ materially from those presented in the Forecasts. Additionally, the Forecasts cover a number of years into the future and such information by its nature becomes less predictive with each successive year. The inclusion of the Forecasts in the Registration Statement and references to such Forecasts in this communication should not be regarded as a representation by any person that the results contained in the Forecasts would be achieved or that the results achieved would or would not exceed those reflected in the Forecasts. The Forecasts also reflect assumptions as to certain business decisions that are subject to change.

The Forecasts (other than the RBA cost synergy forecasts and the RBA pro forma combined company forecasts) were developed for RBA or IAA on a standalone basis without giving effect to the transactions or entry into the merger agreement, including (a) any potential cost synergies, revenue growth opportunities or other benefits that may be achieved by the combined company as a result of the transaction, (b) any changes to RBA's or IAA's strategy or operations that may be implemented after the consummation of the transaction, (c) any costs incurred in connection with the transaction, (d) the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed or in anticipation of the transaction, or (e) the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the transaction. The Forecasts for RBA and IAA on a standalone basis assume organic company growth without business expansions from mergers and acquisitions or alternative business models. Furthermore, the Forecasts do not take into account the effect of any failure of the transaction to be completed and should not be viewed as relevant or continuing in that context.

RBA has not updated the Forecasts other than to the extent noted in the Registration Statement and does not intend to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. By including the Forecasts in the Registration Statement and references thereto in this communication, neither RBA nor IAA nor any of their respective directors, officers, employees, financial advisors or other representatives has made or makes any representation to any person regarding the ultimate performance of RBA, IAA or the combined company compared to the information contained in the Forecasts. For the reasons described above, readers are cautioned not to place undue, if any, reliance on the Forecasts. Neither party has made any representations and warranties in the merger agreement concerning the Forecasts.

RITCHIE BROS.

rb + IAA: Accelerating Value Creation for Shareholders

1	Significant Value Creation and Upside Potential Beyond the Standalone Strategic Plan[1]	✓ Accretive to adj. EPS, revenue growth, EBITDA margin and free cash flow based on anticipated cost synergies alone; expected rapid deleveraging to a targeted leverage ratio of 2.0x[2] within 24 months ✓ Cost synergies and growth opportunities could add $21-61/share[1] of value, with potential re-rating on these opportunities providing incremental ~$5-15/share[1] upside
2	A Step-Function Accelerant of Our Strategic Vision	✓ IAA is a critical accelerant to RBA's strategic vision, enhancing customer proximity and process automation in our marketplace model ✓ Combined yard footprint (including 45% excess capacity at IAA yards) expected to drive better customer experience and profitable growth across both organizations and presents further services cross-sell opportunities
3	IAA Operates in an Attractive End-Market with a Complementary Business Model	✓ IAA is a key player in the counter-cyclical salvage vehicle market, with resilient financial performance – 13% revenue CAGR from 2004-2022 and growth in every year except 2020 (Covid) ✓ IAA's business is building momentum, with FY22 Adj. EBITDA of $541M ahead of consensus expectations of $528M[3]
4	A Deliberate, Thoughtful Process Led by Our Independent Board	✓ The acquisition was the culmination of a multi-year assessment by RBA, a patient approach to making an initial proposal, and rigorous negotiation with IAA ✓ After extensive shareholder engagement, RBA delivered enhanced deal terms, including consideration mix changes and special dividend resulting in $115m[4] incremental value for RBA shareholders
5	Addressing Shareholder Concerns, Preserving Long-term Upside	✓ Luxor ignores upside potential created through the combination and their standalone valuation of RBA is replete with mathematical errors or purposefully deceptive ✓ RBA investors benefit from Starboard's investment; any notional "value transfer" should be assessed relative to shareholder benefits of amended transaction and compared to other perpetual preferred instruments

[1] Potential opportunities and related information included for illustrative purposes only and do not imply future targets, expectations or guidance. Estimates do note incorporate potential costs to achieve or specific timeframes. Please see page 2 for incremental detail. [2] Leverage ratio represents net debt, calculated as pro forma debt less cash, divided by adj. EBITDA. Adj. EBITDA per company's reported definition, which includes add-backs for share-based payments expense, acquisition-related costs, loss / (gains) on disposition of property plant and equipment, change in fair value of derivatives, and non-recurring advisory, legal and restructuring costs. ~2.0x targeted leverage ratio assumes $110mm run-rate cost synergies. [3] Based on mean FactSet consensus as of 2/17/23. [4] Represents value recaptured from amended transaction, comprised of $70M reduced consideration and $45M special shareholder dividend rb RITCHIE BROS. 1

Significant Value Creation and Upside Potential Beyond the Standalone Strategic Plan 1

Cost Syngs. Only Cost Syngs. + Illustrative % of Revenue Opportunities Realized $100-120+MM 25% 50% 75% 100% ($900M) 16.0x + $9 + $26 + $42 + $59 + $76 14.5x + $8 + $23 + $38 + $53 + $69 13.0x + $8 + $21 + $34 + $48 + $61 Illustrative PF Trading Multiple¹ 1 Value Creation Source: Bloomberg ; IBES Median Estimates. Note: Potential opportunities and related information included for illustrative purposes only and do n ot imply future targets, expectations or guidance. Estimates do not incorporate potential costs to achieve or specific timeframes. Figures are illustrative and un - discou nted. 1 Reflects share price accretion attributable to achievement of midpoint of identified cost synergy range 2 Reflects illustrative EV / NTM EBITDA range, based on pre - transaction blend at the low end and illustrative ~3.0x re - rating at t he high end, informed by both (i) observed historical average blended multiple since IAA spin and (ii) blend of top decile observed EV / NTM EBITDA multiples for RBA and IAA over last twelve - month period ending 4 - Nov - 2022 . Approximate Pre - Transaction Blended Multiple Illustrative Re - Rated Multiple Illustrative Pro Forma Synergy Value per Share 2 Value Creation Opportunity Total estimated potential EBITDA opportunity represents significant upside to standalone plan A B C $100 - 120m+ clearly identified run - rate cost synergies creates ~$8/share 1 $250 - 780m incremental revenue opportunities represent additional value of up to $53 per share at the pre - transaction blended multiple Potential multiple expansion – illustrative 16x multiple represents the average IAA - RBA blended multiple since IAA spin – could drive meaningful further value creation upside from cost synergies and revenue opportunities A B C The Combination Drives Significantly More Shareholder Value Creation Potential Than the Already Attractive Standalone Opportunity 2 2

Value Creation

1

Ⓐ Identified and Highly-Realizable Cost Synergies of $100-120M+

Near-Term Focus on "Quick Wins" to Drive Near-Term Value Creation

Executive Leadership
- ✓ Consolidation of duplicative roles
- ✓ Harmonization of long-term incentive plans

Public Company Costs
- ✓ Board of Director fees
- ✓ Redundant costs associated with reporting, listing and governance requirements

Vendor Consolidation
- ✓ Cross-company vendor consolidation and buy-better initiatives
- ✓ Long-tail vendor management within each legacy organization

Vacant Positions
- ✓ Cross-company staffing for vacant and unfilled roles

Confidence In Our Initial Cost Synergy Estimates with High Visibility on Expected Time-To-Achieve[1]

Opportunity	Key Components	Estimated Sizing[2]
Human Capital and Public Company Costs	Executives Incentive Compensation Public Company Costs	$44 – 53mm+
Finance & Technology	Business Technology Finance	$27 – 33mm+
Back-Office Consolidation	HR Marketing Legal	$14 – 17mm+
Indirect G&A	Procurement IT Licenses	$8 – 9mm+
Other	Real Estate Efficiencies Other	$7 – 8mm+
	Estimated Total	**$100-120mm+**

Cost synergy goals represent only ~4% of combined cost base and are very achievable

RITCHIE BROS.

Source: Company filings.
[1] Expected run-rate cost synergies by end of 2025. [2] Based on pro forma combined Revenue less Adj. EBITDA for TTM ending Q3 2022.

3

Value Creation 1

Ⓑ Incremental Growth Opportunities Drive Potential for Substantial Additional Value

Opportunity	Description	Potential Drivers of Estimated EBITDA Opportunity Range ($M)	
Announced Cost Synergies	• Removal of duplicative costs and functions across combined company	**$100**	**$120+**
Grow Domestic IAA Sales	• Differentiated offerings and enhanced CAT resources drive incremental volumes	**$75** *Gain 4% incremental market share*	**$200** *Attain 50/50 market share split with top competitor*
Grow RBA GTV	• Drive incremental GTV growth utilizing excess capacity at IAA yards	**$40** *Utilize IAA yards with open capacity as satellite RB yards, where RB salesforce coverage exits*	**$125** *Expand RB salesforce to cover additional IAA yards with open capacity*
Grow International IAA Sales	• Leverage RBA international presence to allow for more rapid expansion	**$40** *Use existing RB international footprint to close 25% of intl. volume gap to top competitor*	**$150** *Close 100% of intl. volume gap to top competitor*
Financing	• Deploy RBFS salesforce into IAA customers to drive incremental attachment of financing solutions	**$25** *Close financing attach rate gap to RBA by 25%, targeting rebuilders only*	**$100** *Financing attach rate in line with RBA*
Parts and Services	• Leverage learnings from existing RBA offerings to drive services attach at IAA	**$20** *Close attach rate gap to RBA by 12%*	**$75** *Close attach rate gap to RBA by 50%*
Whole Car Sales	• Capture portion of used whole car auction market using existing IAA systems and processes	**$25** *5% of leading dealer's auction volumes*	**$70** *15% of leading dealer's auction volumes*
Incremental Salvage Markets	• Gain access to salvage commercial equipment inventory through IAA carrier and fleet relationships	**$25** *Line of sight to 3% incremental GTV opportunity*	**$70** *8% incremental GTV opportunity*
Total Estimated Potential EBITDA Opportunity		**$350**	**$900**

RITCHIE BROS.

Note: Potential opportunities and related information included for illustrative purposes only and do not imply future targets, expectations or guidance. Estimates do not incorporate potential costs to achieve or specific timeframes.

4

1 Value Creation B Integration planning is well underway with goal across all of these areas to have detailed execution plans and accountable owners in place for day 1 post - close Example Opportunity Next Steps Grow Domestic IAA Sales • IAA sales teams currently compiling briefing on top current and prospective insurance carriers to collaborate with key RBA executives and build account engagement plans • Exploring top dealer groups / top non - carrier accounts Grow RBA GTV • Real estate and operations teams from both companies building pilot IAA yard utilization program • Determining pilot operating model and launch timing Financing • Both company’s financing teams to discuss current offerings, operating geographies, and areas of greatest short - term opportunity Integration Planning is Going Well… IAA and RBA Teams Have Begun Execution Planning for Opportunities 5

Value Creation
1

Ⓒ Combination Enhances RBA's Financial Profile With Cost Synergies Alone…

	Estimated RBA Standalone	Estimated Pro Forma w/ Cost Synergies
Accretive to Revenue Growth	$2.2B [1]	$5.1B [1]
'23E – '26E CAGR	8%	9%
Accretive to Adj. EBITDA Margin	27.9% [1]	29.4% [1]
'26E EBITDA[1]	$601M	$1,504M
Accretive to Unlevered Free Cash Flow	$137M [1]	$375M [1]
'23E UFCF Conversion	31%	38%

~$2.5B

cumulative free cash flow forecasted for next four years[2]

Potential realization of incremental growth opportunities would drive meaningful improvement of metrics

Revenue opportunities represent <u>significant</u> incremental upside potential

RITCHIE BROS.

Note: Forecasts do not imply future targets, expectations or guidance, and should not be relied upon as such. See the section entitled "Certain RBA Financial Forecasts" in the Registration Statement for important information regarding such forecasts. [1] Represents 2026E revenue, 2026E adj. EBITDA and 2023E unlevered free cash flow estimates from RBA base case forecasts and RBA pro forma combined company forecasts, respectively, as set forth on pages 130 and 131, and page 133 of the Registration Statement; adj. EBITDA estimates reflect definition from the Registration statement and are burdened by stock-based compensation expense . [2] Represents cumulative unlevered free cash flow generated from '23E – '26E. Unlevered free cash flow defined as adj. EBITDA including net realizable synergies less cash taxes, less capital expenditures and less changes in net working capital inclusive of estimated integration costs

6

Value Creation
1

Ⓒ …And Enables Rapid Deleveraging

RBA management remains committed to returning incremental capital to shareholders once at an appropriate leverage level

Pro Forma Net Debt[1] / Adj. EBITDA[2]

Incremental growth opportunities represent an additional $250M - $780M of EBITDA potential to further accelerate de-leveraging


~3.0x
~2.0x
~1.5x
At Close
Target Within 24 Months
Target Within 36 Months

Capital Allocation Outlook

Pro Forma Capitalization at Lower Cost than Anticipated at Time of Announcement	• Upsized Term Loan A (company's lowest cost form of debt financing) to ~$1.9bn on back of strong market receptivity vs $1.0bn expected at announcement • Increased quantum of prepayable debt further facilitates de-leveraging with no incremental cost
Rapid De-Leveraging Profile with More Pre-Payable Debt	• Expect net leverage to be at ~2.0x Adj. EBITDA[2] within 24 months post-close • Incremental realization of revenue growth opportunities would further accelerate de-leveraging from these base case levels
Flexible Capital Allocation Policy	• RBA expects to maintain current quarterly dividend of $0.27 per share post-closing • Company to consider incremental capital return, including buybacks, once at appropriate leverage level

[1] Net debt reflects pro forma total debt less cash.
[2] Assumes $110mm run-rate cost synergies. Adj EBITDA per company's reported definition, which includes add-backs for share-based payments expense, acquisition-related costs, loss / (gains) on disposition of property plant and equipment, change in fair value of derivatives, and non-recurring advisory, legal and restructuring costs.

RITCHIE BROS.
7

Value Creation
1

Ⓒ Enhanced Pro Forma Financial Profile Provides Significant Opportunity for Re-Rating

Unaffected EV / NTM EBITDA Multiple[1]


26.0 x
23.0 x
20.0 x
17.0 x
14.0 x
11.0 x
8.0 x
06/28/19
01/18/20
08/09/20
03/01/21
09/21/21
04/13/22
11/04/22
Average Historical EV / NTM EBITDA Multiple
RBA
IAA
Blend
Undisturbed: 16.2 x 11.0 x 13.3 x
1-Year: 17.3 x 11.2 x 13.9 x
Since 6/28/19: 17.3 x 15.1 x 16.0 x
16.2 x
16.0 x
13.3 x
11.0 x
Ritchie Bros.
IAA
Blended Multiple
Avg. Blended Multiple since 6/28/19

Key Observations

- IAA's 2-year average EBITDA multiple following separation from KAR was 16.9x
- IAA multiple decline since 2021 largely attributed by analysts to a single customer loss

Re-Rate Opportunity Under RBA

Accretive growth and margin opportunities, coupled with further de-leveraging, expected to transform the financial profile of the pro forma company and, in combination with operational priorities and strong management execution, create a meaningful opportunity to re-rate

Source: Company filings and FactSet.
[1] Reflects historical period from the completion of IAA's spin-off from KAR through 11/4/22, the last unaffected trading day before transaction announcement
[2] Represents pro forma blended EV / NTM EBITDA Multiple, calculated as Ritchie Bros. EV plus IAA EV divided by the sum of Ritchie Bros. and IAA consensus NTM EBITDA estimates

RITCHIE BROS.
8

A Step - Function Accelerant of Our Strategic Vision 2

2 Strategic Vision Onsite, Live Auctions… …Have Evolved into the RBA Marketplace Flywheel As RBA attains “trusted advisor” status via its marketplace offering increased transaction velocity will accelerate profitabl e g rowth Solutions, Insights and Services Offering Will Drive Customer Engagement Across Equipment Lifecycle and Customer Journey Inventory Management System Insights Valuation Rouse Rental Insights Transaction Solutions Private Marketplaces Listings Auctions Reserved Services Financing Shipping Inspections Parts Appraisals Sales Coverage ▪ Strategic Accounts ▪ Regional Model ▪ Inside Sales ▪ Self Serve Sales Venues ▪ Auction Yard ▪ Local Yard ▪ Online ▪ Onsite Buyer ▪ Digital Marketing ▪ Upgraded Search ▪ Single Customer Account ▪ Modern Checkout RBA is a leader in providing equipment transaction solutions offering multiple venues for equipment resale RBA has Embarked On Building Out a Commercial Asset Marketplace to More Effectively Monetize Its Capabilities 9

Source: Company information. 1 “Other” includes: Energy, Mining, Forestry & Environmental, Marine, Aircraft & Rail, Asphalt & Concrete, Aggregate, Vocational Trucks, Vehicles & Buses, Trailers, Industrial Support, Demolition & Recycling and Attachments. Powerful Marketplace Engine That Already Serves a Diverse Range of Verticals, Assets and Users: “More than Yellow Iron” RBA Excels at Integrating New Verticals and Users Additional Verticals Drive Transaction Velocity and Service Attach , Leveraging RBA Investments, Creating High - Flow Through, Incremental Margin Services Technology Yards Construction Government Surplus Commercial Transportation Lifting & Material Handling RBA Supports a Wide Variety of Asset Classes… Commercial Accessories Agriculture … Which is the Foundation for the Next Phase of Growth … All Served by a Robust Marketplace Engine… Other 1 Our Robust Marketplace Engine is Built for the Seamless Addition of IAA 2 Strategic Vision 10

Marketplace Assets Offerings Today x Proximity Sales Services Automation x Process Automation +210 Yards The Trusted Global Marketplace for Insights, Services, and Transaction Solutions for Commercial Assets and Vehicles 2 Strategic Vision Leveraging marketplace and existing customer base, provides opportunity for increased cross - selling at limited incremental costs IAA Accelerates Our Marketplace Efforts with Customer Proximity and Automation 11

Strategic Vision
2

The Combined Footprint Results in Significant Acreage and Scale

RBA and IAA Have a Massive Combined Footprint


~10,000
~2,000
~12,000
~4,000
~16,000
Fixed Acreage
Option Acreage
Total Acreage
RBA Acreage
Total Pro Forma Acreage

Key Pro Forma Footprint Highlights

- ***Capital-Efficient Mixture of Leased, Owned and Option-Based Properties***
- ***Well-Invested Base with Significant Available Pro Forma Capacity***
- ***Diverse Array of Yards Ranging from 10 – 60+ acres in size***
- ***Strong North American Presence and Accelerating International Footprint***
- ***Attractive Metro Locations and Proximity to Customers***

RITCHIE BROS.

Source: Company filings and Company materials.

12

Strategic Vision
2

Combined Footprint Advances Each Organization's Growth Strategy

Pro Forma Site Footprint

+210
IAA yards located near high population areas

55%
Utilization

75%
Of yards have 5+ acres of availability

Traditional Yards
- Already built
- Inexpensive land
- Large plots of land
- Economies of scale
- Significantly higher ROI


Ritchie Bros.
IAA

Combined Footprint Benefits

Expected Benefits to Ritchie Bros.

✓ *Acceleration of **"local" yard strategy** unlocking **new customers** and driving **incremental GTV***

✓ *Enhancing **yard unit economics** through higher and more **consistent yard utilization***

Expected Benefits to IAA

✓ *Increased **catastrophic events capacity** for insurance customers via access to Ritchie Bros.' **expansive yards***

✓ *International footprint with "Auction" yards in a combined **11 countries***

All future yard expansions can be optimized for needs of the combined business

RITCHIE BROS.
13

Strategic Vision
2

IAA Local Yards Allow RBA to Scale More Quickly and Profitably

IAA Possesses a Network of Already-Profitable Yards with Proximity to Customers; Eclipses Existing RBA Pace of ~1 Satellite Yard per Month

IAA Yards Possess Key Assets…	… And Come With Structural Advantages Built In…	… Leading to Highly Profitable Growth
Trained Staff	✓ **Avoids Startup Costs**	**85%**
Technology	✓ **Leverages Slack Capacity**	***Estimated EBITDA Flowthrough on Service Revenue Generated From Incremental Units Sold Via IAA Yards***
Excess Capacity	✓ **Maintains Existing Operating Cadence**	
Near Urban Locations *Enabling efficient use of towing resources*	✓ **De-risks Execution Timeline**	



RITCHIE BROS.
14

Strategic Vision
2

IAA Can Leverage RBA Yards To Improve CAT Response and Simultaneously Bolster RBA's Yard Economics

Ritchie Bros. "Auction" Yard | Orlando, FL



Per Google Maps, 22-Nov-2022

Impact Overview

- ✓ Ritchie Bros. possesses 41 "Auction" yards globally; these facilities average ~60 acres of usable storage space
- ✓ Yards are most utilized when live auctions are taking place on-site (fully utilized ~50% of the time)
- ✓ Ritchie Bros. has numerous "Auction" yards that are in strategic locations for IAA (e.g., Florida and Texas that are often impacted by catastrophic events), **allowing IAA to increase speed of CAT response, thereby bolstering its customer value proposition and share recapture**
- ✓ IAA's access to Ritchie Bros. "Auction" yards will **avoid costs from procuring incremental CAT capacity**

rb RITCHIE BROS.
15

Strategic Vision
2

RBA's International Operations Will Accelerate IAA's Expansion in High-Potential Markets

RBA Operates Yards in Several Attractive Geographies Where IAA Does Not...

Region	Car Parc[1]	rb	IAA
Germany	48mm	✓	–
Italy	40mm	✓	–
France	38mm	✓	–
Mexico	34mm	✓	–
Spain	25mm	✓	–
Australia	15mm	✓	–
Netherlands	9mm	✓	–
Total	210mm		

Comparable to US Car Parc[2]

...RBA Has the Framework to Accelerate IAA's International Expansion

1. *Existing International Business & Legal Entities*
2. *Fixed, Owned International Real Estate & Infrastructure*
3. *International Regulatory and Zoning Acumen*
4. *Experienced Overseas Management & Personnel*
5. *Trusted Relationships with International Buyers & Sellers*
6. *Prioritization of Geographies for Planned Expansions*

RBA's existing international structure is expected to reduce IAA's time required to operate in new markets

Source: ACEA Vehicles in Use in Europe 2022; Australian Bureau of Statistics; INEGI. BTS, Experian as of Q2 2022.
[1] Car parc defined as passenger cars in 2020.
[2] US Light Vehicle Car Parc comprised of 284mm vehicles as of Q2 2022.

RITCHIE BROS.
16

Salvage Volume Throughput Speed of Response Carmen Thiede Chief Transformation and People Officer Baron Concors Chief Product & Technology Officer Matt Ackley Chief Marketing Officer Chief Strategy Officer Ann Fandozzi Chief Executive Officer Eric Jacobs Chief Financial Officer Jim Kessler President / Chief Operating Officer Kevin Geisner Together With IAA Executives, Our Team Has the Right Experience… Select Prior Experience …We Understand What Insurance Carriers Value… …And We Have a Framework to Build Engagement with Carriers Best Price Realization Catastrophe Response Capabilities Scale and Yard Footprint Sophisticated Logistics Capabilities Experience in Managing Carrier KPIs to Ensure Client Satisfaction Network of Insurance Industry Talent to Drive Operational Performance Robust Experience in Digital Marketing to Generate and Sustain Buyer Demand x x x Deep Knowledge and Experience in Managing Yard Processes Across Different Asset Classes x Track Record of Handling Multiple Business Objectives While Performing Against High Growth Targets x We Understand What Insurance Carriers Value Most and Plan to Deliver On It 2 Strategic Vision 17

Integration Management Office (IMO) Structure IMO Guiding Principles Steering Committee Integration Management Office Functional Teams People (Including Comms) Value: Cost Synergies Value: Post - Close Revenue Oppty. Deal Close & Regulatory HR Technology Finance Operations Legal Marketing • RBA has engaged a leading third - party consultant to help execute its integration playbook • The Steering Committee, IMO and functional teams will have clear charters, milestones, and KPIs to drive accountability • IMO stakeholders represent <1% of RBA staff, ensuring minimal impact to core business • IMO structure will ensure that organization focuses on areas of greatest business impact and highest value drivers • IMO will lead cost synergy realization efforts and ensure cross - functional collaboration • Management will provide regular updates to shareholders on integration progress and cost synergy realization We Have a Clear Integration Plan With the Structure in Place for Successful Execution 2 Strategic Vision 18

IAA Operates in an Attractive End - Market with a Complementary Business Model 3

Complementary
End-Market & Model
3

IAA Works How We Work…

The Salvage Auction Process Closely Resembles Ritchie Bros.' Used Equipment Auction Process

Sellers

1. *Accident occurs / vehicle is damaged* →
2. *Vehicle is consigned and moved to yard* →
3. *Vehicle arrives at auction yard and is stored* →
4. *Sale preparation: titling, inspection, imaging* →

Buyers

5. *Digital bidding once title clears* →
6. *Vehicle is sold on platform* →
7. *Title transfers and buyer retrieves / transports vehicle*

IAA's Business Model is Highly Complementary to Ritchie Bros.' Marketplace

Significant Transaction Volume
~2.3mm units annually

Robust Automation Capabilities
Title / Loan Payoff

Asset-Light
Attractive Consignment Model

Large Footprint
+210 Global Yards

Similar business processes underpin both companies' auction-oriented business model

RITCHIE BROS.
19

Complementary
End-Market & Model
3

…In the Counter-Cyclical and Resilient Salvage Vehicle Sector…

Secular Industry Drivers are Independent of Economic Factors

Key Demand Drivers

Miles Driven x **Accident Rates** x **Salvage Rates**

Key Trends



Furthermore, salvage volumes increase as vehicle pricing decreases during recessionary periods

IAA's Strong Outperformance During the Financial Crisis

2007 - 2009 (Recession) Revenue CAGR


7%
IAA
Auto Suppliers
Auto Dealers
Auto OEMs

2007 - 2009 (Recession) Adj. EBITDA[1] CAGR


23 %
IAA
Auto Suppliers
Auto Dealers
Auto OEMs

Source: Company information; FactSet.
Note: Auto Suppliers include ALV, AXL, BWA, GNTX, MGA and TEN. Franchised Auto Dealers include ABG, AN, GPI, LAD, PAG and SAH. Auto OEMs include F and GM.
[1] IAA historical reported Adj. EBITDA less non-cash rent expense and share-based compensation expense.

RITCHIE BROS.
20

Complementary
End-Market & Model
3

…Supported by Robust Secular Tailwinds Driving Growth

Growing / Aging Car Parc

U.S. Light Vehicle Car Parc (Millions)


+14%
249
284
2013
Q2 2022

U.S. Average Vehicle Age (Years)


+7%
11.4
12.2
2013
2022

Growing car parc, miles driven and road congestion drive increases in salvage volumes

As vehicles become older, the likelihood of salvage increases

Vehicle Complexity / Repair Costs

Semiconductors / Vehicle


+207%
97
298
2010
2021

Average Repair Costs


+53%
$2,425
$3,718
2010
2021

New vehicle technology (e.g., EVs, ADAS, composites) is increasing vehicle complexity

Rising repair costs relative to used car values have contributed to increasing units sent to salvage

Total Loss Rates


15%
21%
2010
2021
Go-Forward

Increasing international demand has supported salvage pricing, incentivizing "total loss" declarations

Increases in total loss rates drive volumes to salvage, supporting marketplace velocity

RITCHIE BROS.

Source: Company Information; IAA Investor Presentations; CCC Intelligent Solutions; U.S. Bureau of Transportation; Goldman Sachs Global Investment Research; IHS Global Insight; Department of Commerce; Bloomberg LP.

21

IAA Has Demonstrated Resilient Financial Performance Through Cycles and Post KAR Spin… '04A - '22A Revenue CAGR 13% '22A Revenue / Y - o - Y Growth '19A - '22A Revenue CAGR 13% '22A Adj. EBITDA 2 / % Outperformance vs. Consensus 3 U.S. Overall Volume Growth 1 / U.S. Insurance Volume Growth 1 5% / 9% …with Continued Strong Recent Momentum $541mm / 3% '19A - '22A Adj. EBITDA CAGR 10% $2.1bn / 14% Source: IAA Shareholder Letter (January 9, 2023); FactSet; company filings. 1 FY2022, excluding top customer impact. 2 Adj. EBITDA defined as net income before income taxes, interest expense, and depreciation and amortization with adjustments f or items that management believes are not representative of ongoing operations 3 FactSet mean broker consensus as of 2/17/23 of $528mm. IAA’s History of Resilient Financial Performance Continues to Build Momentum 3 Complementary End - Market & Model 22

A Deliberate, Thoughtful Process Led by Our Independent Board 4

Deliberate Process
Led by Board
4

RBA is Well-Positioned for Continued Transformation Under Management Team…

RBA has evolved into a tech-enabled, value-added marketplace…

Team has transformed RBA's platform into a Marketplace for Insights, Services and Transaction Solutions, which has led to a series of organic growth opportunities, acquisitions and partnerships:

rb RITCHIE LIST	*RBA's newest service, first-and-foremost aimed at bringing sellers into our ecosystem*
rb RITCHIE BROS. Financial Services	*Early beneficiary of the marketplace vision and execution, with recent revenue growth rates of >50% annually*
ROUSE	*Data business we acquired to drive better outcomes for our at-risk business, price realization for our sellers and our ultimate vision of creating the "Kelly Blue Book" for yellow iron*
SmartEquip	*Lynchpin of our "would you like fries with that" vision of attaching parts and service contracts*

…all while **fortifying RBA** through expansion of the **local yard strategy** and **new sales coverage model** to **reduce friction** for customers and produce **sustainable results**

…That is Producing Results

✓ **Outperformed the Market**[1] — **27%+** TSR Outperformance relative to S&P / TSX Composite

✓ **Increased Marketplace GTV**[2] — **$800M+**

✓ **Successful M&A Integration** — SmartEquip, ROUSE

All In <u>Less Than 3 Years Time</u>

Source: Company Filings; FactSet.

[1] RBA total shareholder return relative to the S&P/TSX composite during Fandozzi's tenure (January 6, 2020 to unaffected share price date of November 4, 2022).

[2] RBA GTV reflects total proceeds from all items sold at RBA auctions and online marketplaces. Reflects total increase from 2019A – 2022A rb RITCHIE BROS.
23

Innovator of the Year: How Ann Fandozzi is dragging Ritchie Bros. Auctioneers into the digital age “[Fandozzi has pushed] to transform the 60 - year - old company from its auction - house roots into a comprehensive marketplace for the used - equipment sector , offering an array of analytics tools ; services like parts, appraisals and financing ; and new platforms for selling used machinery that go well beyond auctions … ' The easier we can make it for customers, the more transparency we can give them, the more inventory we can make available, then the more the market can run efficiently . And that feeds into growing our core transaction business ', [Fandozzi says]” – The Globe and Mail ( 24 Nov . 2022 ) …And Markets Have Taken Notice 4 Source: The Globe and Mail. 1 RBA total shareholder return relative to the S&P/TSX composite during Fandozzi’s tenure (January 6, 2020 to unaffected share pric e d ate of November 4, 2022). RBA’s total shareholder return has outperformed the S&P/TSX composite by 27%¹ 60% 100% 140% 180% Jan-20 Jul-20 Feb-21 Sep-21 Apr-22 Nov-22 Ritchie Bros. vs. S&P/TSX Composite During Ann's Tenure RBA S&P/TSX Composite Deliberate Process Led by Board 24

Deliberate Process
Led by Board
4

A Robust and Thorough Study of IAA Preceded this Value Creating Acquisition

- ✓ **Management began assessing the strategic fit of IAA in early 2020**
  - As part of regular discussions on M&A pipeline, RBA management presented IAA as a potential combination to the RBA Board in August 2020
- ✓ **RBA and IAA's CEOs first met in March 2020, subsequently speaking periodically to develop a relationship**
- ✓ **The Board undertook a robust process to evaluate the strategic merits of the transaction across regular intervals**
  - The RBA Board held 10 board meetings to evaluate a potential transaction with IAA
  - In addition to legal and financial advisors, third party consultants hired to assess IAA synergy potential and integration feasibility
  - The RBA Board formed a transaction committee for efficient process review and oversight, which held 5 meetings
  - ~6 months of rigorous due diligence with consistent RBA Board involvement concluded that IAA possessed strategic fit at compelling value
- ✓ **The RBA Board unanimously agreed that the acquisition of IAA was the optimal path to accelerate and maximize shareholder value**
  - The logical next step for improving return on shareholder capital through RBA's extensible marketplace engine
  - Clear path to accelerating the management team's growth strategy
  - Accretive to revenue growth, EBITDA margin and adj. EPS with highly realizable, diligenced cost synergies plus additional revenue opportunities
- ✓ **When modifying the transaction terms in January, the RBA Board considered shareholder feedback to ensure an improved deal for shareholders**
  - Amended merger agreement resulted in increased pro forma ownership and a special dividend for RBA shareholders and provided immediate and greater certainty of value for IAA shareholders, while preserving RBA's leverage profile
  - The RBA Board held 7 additional meetings and 1 transaction committee meeting and had regular dialogue to evaluate the amended agreement as well as the Starboard investment
  - Extensive negotiation with Starboard to reach attractive terms that provided financial flexibility and helped unlock ~$115mm of value creation for RBA shareholders

RITCHIE BROS.
25

Source: Company filings and FactSet. 1 Reflects historical period from the completion of IAA's spin - off from KAR through 11/4/22, the last unaffected trading day before transaction announcement 2 Represents pro forma blended EV / NTM EBITDA Multiple, calculated as Ritchie Bros. EV plus IAA EV divided by the sum of Ritchie Bros. and IAA consensus NTM EBITDA estimates . Unaffected EV / NTM EBITDA Multiple 1 Even excluding cost synergies and revenue opportunity upside, potential multiple re - rate presents a significant value creation opportunity for shareholders 2 11.0 x 15.8 x 13.3 x 16.0 x 8.0 x 12.0 x 16.0 x 20.0 x 24.0 x 06/28/19 01/18/20 08/09/20 03/01/21 09/21/21 04/13/22 11/03/22 IAA Copart (4-Nov) Blended Multiple Avg. Blended Multiple since 6/28/19 11/04/22 2 4 Discounted RBA Purchase Multiple Underpins Magnitude and Feasibility of Re - Rate Opportunity Deliberate Process Led by Board 26

Reduced Consideration $70M Added Special Dividend $45M Improved 1 RBA Pro Forma Ownership Increases 1 RBA’s interest in the RBA / IAA upside potential Increased Cash to IAA Without Adding Debt $10.00 $12.80 x Engaged in extensive discussions with our shareholders x Identified Starboard as potential new investor that shares our conviction in the value creation potential x Engaged in robust negotiations with Starboard to deliver a compelling capital raise − Equity issuance does not give Starboard a vote on the proposed transaction − Initial conversion price of $73 is greater than the 52 - week high x Improved agreement with IAA results in more shareholder - friendly consideration and a slightly higher ownership of RBA shareholders in the combined company “RBA shareholders get a slightly higher ownership and a special dividend while IAA shareholders will receive a larger cash pa yme nt and maintain the upside potential. Additionally, the amended offer now includes a special dividend and remains accretive to E PS after the first full year. Clearly, the announcement and conference call strengthen RBA’s case for acquiring IAA. Additionally, the deal’s chances of closing have moved up above 80%” We Listened To Our Shareholders… …And Delivered A Value Enhanced Merger Agreement per share per share RBA Savings $115M The Amended Terms of the Deal Are Improved and Significantly Better for Our Shareholders… 4 Value Recaptured from Amended Transaction + Note: Permission to use quotes neither sought nor obtained 1 Assuming conversion of the convertible preferred security, RBA shareholders’ ownership increases to 59.1% from 59.0% in the p ro forma company Deliberate Process Led by Board 27

$62.59 $46.00 $48.00 $50.00 $52.00 $54.00 $56.00 $58.00 $60.00 $62.00 $64.00 $66.00 04-Nov 25-Nov 16-Dec 06-Jan 27-Jan 17-Feb RBA Share Price | Since Initial Announcement Undisturbed Share Price (04 - Nov - 2022) $ 62.32 Recent Investor Reactions 4 We've got a lot of confidence in Ann. We think based on her success and her strategic initiatives that she put in place already , that she deserves the opportunity to execute on this.” (30 - Jan - 2023) Independent Franchise Partners LLP is a ‘supportive shareholder’ of Ritchie on the deal, according to a spokesperson for the London - based investment firm, which owns about 4.8% of Ritchie shares.” (30 - Jan - 2023) [The revised deal] positions IAA shareholders to benefit from a material improvement in cash consideration while retaining strong participation in the combined company’s increased earnings power.” (23 - Jan - 2023) Having examined the deal more closely, we have made a complete U - turn; to us, the deal offers strategic opportunities for RBA/IAA that are unique to this combination… We dug in. And, we dig it .“ (5 - Dec - 2022) Announced Amended Transaction Terms ( 23 - Jan - 2023) Two - day drop reflects short pressure as arb spread tightened Note: Permission to use quotes neither sought nor obtained. …And the Market's Reaction to the Amended Terms Has Been Positive RBA share price has increased since announcement of the amended transaction with IAA, with shares now trading around the undisturbed share price as of November 4 th Deliberate Process Led by Board 28

Deliberate Process Led by Board

4

Independent & Value Focused Board Enhanced by New Additions

RBA Board was Highly Qualified to Evaluate the IAA Deal…

- ✓ All non-executive directors are independent
- ✓ 6 of 9 directors have CEO experience
- ✓ $160bn+ in combined M&A experience
- ✓ 5 of 9 directors have digital transformation experience

…and is Enhanced by New Additions

- ✓ **John Kett:** CEO of IAA and has extensive senior executive experience in the automotive, insurance claims, technology and services industries
- ✓ **Bill Breslin**: Significant experience in claims management and loss management solutions across the insurance / auto space
- ✓ **Brian Bales**: Significant management experience, including as a leader at a Fortune 300 company and provides a strong environmental and sustainability focused perspective
- ✓ **Michael Sieger**: 30+ years of automotive insurance industry experience with expertise in claims strategy
- ✓ **Tim O'Day**: Seasoned executive and operator with 25+ years of experience in the automotive collision space
- ✓ **Jeff Smith**: Unique perspective as major shareholder with 20+ years experience at Starboard Value, enhancing shareholder value at hundreds of companies, and over a dozen Board appointments; pre-IPO KAR Auction investor, with significant experience with, and knowledge of, IAA

New Board Additions

IAA = Existing IAA Director
* = Unconfirmed Designee

Board Additions	Insurance / Auto / Equipment Industry	M&A / Transaction Integration	Strategic Planning	Operations
IAA John Kett*	✓	✓	✓	✓
IAA Bill Breslin*	✓		✓	✓
IAA Brian Bales*	✓	✓	✓	✓
IAA Michael Sieger*	✓		✓	
Tim O' Day	✓	✓	✓	✓
Jeffrey Smith	✓	✓	✓	✓

*** 3 of IAA's 4 designees to be confirmed prior to closing**

RITCHIE BROS.

Note: Pursuant to a mutual cooperation agreement reached between IAA and Ancora, Tim O'Day is expected to be appointed to the Ritchie Bros. Board of Directors as 1 of the 4 IAA designees upon the closing of the transaction. Pursuant to Starboard's strategic investment, Jeffrey Smith is expected to be appointed to the Ritchie Bros. Board of Directors upon closing of the transaction.

29

Addressing Shareholder Concerns, Preserving Long - term Upside 5

Addressing Investor Concerns
5

Luxor's Attacks are Inconsistent with the Facts

Claims	Facts
A Deal Will Distract Management and Destroy Value	✓ The Existing RBA Value Creation Roadmap Remains Unchanged ✓ Acquisition of IAA removes existing management distractions (e.g., back-end systems, new yard set up) to enable greater focus on the highest value activities ✓ Core of RBA Is Set Up to Perform and Will Benefit from IAA Assets Post-Integration
B RBA's Shares Are Undervalued and Should Not Be Used As Currency	✓ Luxor's Analysis is Fundamentally Flawed and Uses Aspirational Evergreen Targets Instead of Base Business Plan[1] ✓ Nonsensical Assumptions and Math Errors Make Luxor's Valuation An Invalid Basis for Transaction Analysis ✓ Many Research Analysts Are Enthusiastic About the Transaction Benefits
C Adding IAA's Business Will Erode RBA's Quality	✓ IAA Has Invested in Significant Drivers of Growth and Incremental Operational Improvement ✓ Luxor's Discussion of the Yard Synergies is Extremely Misleading ✓ CAT Response Capabilities Have Continued to Improve and Are Enhanced by RBA
D Starboard Investment and Amended Transaction Harm RBA Shareholders	✓ Luxor's Valuation of the Starboard Preferred Reflects Misunderstanding of Security's Structure ✓ Ritchie Bros. Preferred Has Better Terms Than Current Market Comps ✓ Luxor Repeatedly Makes False Statements Attacking these Value Accretive Transactions

RITCHIE BROS.

[1] *Financial targets and forecasts do not imply, and should not be relied upon as, future expectations or guidance*

30

The Existing RBA Value Creation Roadmap Remains Unchanged • Over the last three years, RBA management has worked to position the business through investments in our offerings, systems and people • As the equipment cycle turns to provide a tailwind to our business, we remain uniquely positioned to realize returns on our investments • As we begin to integrate IAA, we will be focused on ensuring success of the core RBA business so that we can capitalize on the growth opportunities ahead • Our sales teams, omnichannel marketplaces and service offerings will have defined owners — who are not participating in formal integration workstreams — and KPIs to deliver against • By clearly defining success in our core business, we expect a seamless integration of IAA while continuing to strengthen the core of RBA Maintaining Successes of RBA is of the Utmost Importance 5 Addressing Investor Concerns A 31 IAA bolsters RBA in areas where we would otherwise invest significant management attention (e.g., back - end systems, new yard set up) and allows us to focus on the most value - driving activities

Addressing Investor Concerns 5

A Core of RBA Is Set Up to Perform and Will Benefit from IAA Assets Post-Integration

The Core Elements for Executing on RBA's Strategy Have Dedicated Owners, Are Poised to Benefit from Integration of IAA's Assets

Sales Team Remains Well Positioned to Drive GTV Growth

- Strategic Accounts
- Territory Managers
- Inside Sales

✓ *No cost synergies attributed to salesforce rationalization*

✓ *Dedicated team pursuing the sourcing of inventory globally, further driving GTV growth*

KPI *Progression Toward Evergreen Model's High Single Digits to Low Teens GTV Growth Targets*

Omnichannel Platform Drives Buyer and Seller Activity

Channels: Ritchie Bros. Marketplace e; Ritchie Bros. GOV PLANET; Ritchie Bros. IRONPLANET; rb PRIVATE TREATY (A Ritchie Bros. Solution); rb RITCHIE BROS. Auctioneers; rb RITCHIE LIST

Primary Verticals

✓ *Current infrastructure will remain intact for the foreseeable future*

✓ *Thoughtworks will remain engaged in RB2.0 transformation*

KPI *>99.9% Service Up-Time*

Marketplace Services Attach Drives Further Acceleration of Revenue Growth

Transactional Services	Ownership Services
Ritchie Bros. Financial Services; ROUSE; AssetAppraisal services; Xcira; Ritchie Bros. Logistics; PurchaseSafe™; VERITREAD; Iron Ring; uShip 3rd Party Partners	Ritchie Bros. Asset Solutions; SmartEquip Be Ready.; ROUSE; Ritchie Bros. Asset Solutions

✓ *Financial plan includes budget for dedicated services-origination headcount additions*

✓ *"Portability" of services – can attach to both RB auction, and non-RB auction, volumes*

KPI *Progression Toward Evergreen Model's Low Double Digits to High Teens Service Rev. Growth*

RITCHIE BROS.

Note: KPI targets do not imply, and should not be relied upon as, future expectations or guidance

32

Source: RBA Management, FactSet, Public filings Note: Evergreen targets do not imply, and should not be relied upon as, future expectations or guidance. Background of the Evergreen Targets What are the Evergreen Targets? • The Evergreen metrics were first introduced in 2015, by prior management, as aspirational targets o Further, they were not intended to be organic growth targets • Certain Evergreen targets are not used by the Board for long - term compensation , which is a matter of public record, or budgeting , and management has been consistent that they are not to be taken as guidance • The targets are a long - term aspirational “goals“ that management has referenced striving to deliver in the long run through organic initiatives, partnerships and M&A • Certain Evergreen targets are far in excess of Ritchie Bros.’ historical growth and analysts’ expectations 5 Addressing Investor Concerns B 33 The Evergreen Targets represent an aspirational guidepost for RBA Management, and do not reflect guidance

Addressing Investor Concerns

5

B Background of the Evergreen Targets (Cont'd)

Ritchie Bros. Evergreen Model (2015 Investor Day)

Performance Metric	Avg. Annual Growth Targets
• GAP Growth (%)	High Single Digit to Low Double Digits
• Revenue Growth (%) (1)	Mid Single Digit to High Single Digit
• SG&A Growth (%)	Will grow slower than revenues
• Operating Income Margin (& EBITDA Margin)	50 bps +
• EPS Growth (%) (2)	High Single Digit to Low Double Digits
• Net Capex Intensity (3)	<10%
• OFCF (4) % of Net Earnings	>100%
• RONA (5) Increase	50 bps +
• Dividend Payout Ratio	55% to 60%
• Net Debt / EBITDA	<2.5X

Above model reflects our aspiration on how the model should work in the long term;
It does not constitute guidance for 2015 or any individual year

(1) Includes Tuck In and Bolt On acquisitions
(2) Variances may occur in certain years based on tax rate that is influenced by geographic revenue mix
(3) Net Capital Spending as % of Revenue
(4) Operating Free Cash Flow
(5) Return on Net Assets

Ritchie Bros. Evergreen Model (2020 Investor Day)

Gross Transaction Value Growth	High single digits to low teens	• North America Growth Strategy • International Growth Strategy • Satellite yard expansion
Service Revenue Growth	Low double digits to high teens	• IMS gateway to services • RBAS platform adoption • Data Monetization • New Services Offerings
Operating Income Growth	Greater than Service Revenue Growth	• Enhanced Customer Experience • Modern architecture to scale and grow profitably • Enhanced sales and operations productivity
Operating Free Cash Flow	Greater than 100% of Adjusted Net Income	• Effective Working Capital management

"*…what we thought would be useful is to provide you with what we call our evergreen financial model. So this model reflects a set of long-term annual average aspirational targets and how we expect the model to work assuming our strategies take hold and we execute right.*"

Ravi Saligram, Former RBA CEO | Jan 12, 2015

"*And again, we're not presenting this as annual guidance. It is more how we view once we get these test and learn opportunities up to scale, how we believe that the growth potential will flow through.*"

Sharon Driscoll, Former RBA CFO | Dec 7, 2020

The Evergreen Targets represent an aspirational guidepost for RBA Management, and do not reflect guidance

RITCHIE BROS.

Source: RBA Management, FactSet, Public filings
Note: Evergreen targets do not imply, and should not be relied upon as, future expectations or guidance.

34

35 5 Addressing Investor Concerns B Historical GTV Performance Demonstrates Aspirational Nature of Evergreen Targets Source: Company filings Note: Evergreen targets do not imply, and should not be relied upon as, future expectations or guidance. Historical GTV Growth Before 2022, RBA only hit its GTV growth target in 1 out of 7 years 1% 2% 3% 11% 4% 5% 2% 9% 2015A 2016A 2017A 2018A 2019A 2020A 2021A 2022A GTV Growth Target only reached in 2018 due to first full year owning IronPlanet 10% GTV Growth Midpoint of Evergreen Target Range

Addressing Investor Concerns
5

B Achieving These Aspirational Evergreen Targets Would Have Resulted in Significantly Higher GTV and Adj. EBITDA Growth

Illustrative Hypothetical GTV ($mm)


10% Annual Growth per Evergreen Targets
$ 9,030
2.1x
$ 4,213
2014 Actual
Hypothetical 2022²

Illustrative Hypothetical Adj. EBITDA ($mm)


2022A EBITDA Flowthrough¹ Applied to Hypothetical GTV
$ 642
3.4x
$ 187
2014 Actual
Hypothetical 2022²

Calculating GTV and Adj. EBITDA based on aspirational Evergreen growth targets results in astronomical values

Source: RBA Management, FactSet, Public filings
Note: Evergreen targets do not imply, and should not be relied upon as, future expectations or guidance. EBITDA deducts share-based payments expense.
[1] Flowthrough reflects Adj. EBITDA as a percentage of GTV. [2] Evergreen Targets applied Year-over-year vs 2014A base levels (Evergreen Targets introduced January 2015).

RITCHIE BROS.
36

Addressing Investor Concerns
5

(B) Actual Performance vs. Evergreen Target Implied Performance

Illustrative Hypothetical GTV ($mm)


10% Annual Growth per Evergreen Targets
4.6% '14A – '22A CAGR
$ 9,030
Actuals Came in ~33% Lower Than Implied Hypothetical
$ 6,026
Hypothetical 2022²
2022 Actual

Illustrative Hypothetical Adj. EBITDA ($mm)


2022A EBITDA Flowthrough¹ Applied to Hypothetical GTV
$ 642
Actuals Came in ~33% Lower Than Implied Hypothetical
$ 428
Hypothetical 2022²
2022 Actual

Actuals represent strong performance, yet are significantly below figures implied by Evergreen targets

RITCHIE BROS.

Source: RBA Management, FactSet, Public filings
Note: Evergreen targets do not imply, and should not be relied upon as, future expectations or guidance. EBITDA deducts share-based payments expense.
[1] Flowthrough reflects Adj. EBITDA as a percentage of GTV. [2] Evergreen Targets applied Year-over-year vs 2014A base levels (Evergreen Targets introduced January 2015).

37

Addressing Investor Concerns
5

(B) Board Approved and Public Record 2022-2025 Earnings Growth Targets

Commentary

- Consistent with history, RBA sets annual budgets and long-term incentive targets which are **approved by the Board in order to run the business**
- Management and the Board **regularly review and update the operating plan** for the company as a part of the **annual planning process**
- In 2022, the company accelerated this process to develop a long-term plan for purposes of evaluating strategic opportunities

Publicly Disclosed Targets for Long-Term Incentive Plans

Year Released	Period Covered	LTI Target (Earnings Growth)
2019	2020 – 2022	12 %
2020	2021 – 2023	10 %
2021	2022 – 2024	10 %
2022	2023 – 2025	10 %

Historical Board-approved LTI targets call for ~10% earnings growth for 2022 – 2025

RITCHIE BROS.

Source: RBA Management, FactSet, Public filings
Note: Evergreen targets do not imply, and should not be relied upon as, future expectations or guidance.

38

2021A 2022E 2023E 2024E 2025E 2026E $ 362 $ 415 $ 443 $ 484 $ 532 $ 601 2021A 2022E 2023E 2024E 2025E 2026E Source: RBA Management, Public filings Note: Evergreen targets do not imply, and should not be relied upon as, future expectations or guidance. Base case forecasts do not imply future targets, expectations or guidance, and should not be relied upon as such. See the section entitled "Certain RBA Financial Forecasts" in the Registration Statement for important information regarding such for eca sts. EBITDA deducts share - based payments expense. 1 Per LTI targets, assumes 12% growth in 2022 and 10% growth annually thereafter. 2 Adj. EBITDA used to represent Base Case profitability due to lack of similar adjusted figures in proxy projections. Historical Board - Approved Plans for Compensation Align with the Plan of Record (Base Case) in the Proxy 5 Addressing Investor Concerns B 39 Earnings CAGR Implied by LTI Targets 1 Adj. EBITDA 2 per Base Case as in Proxy The Base Case is consistent with Board - approved targets used for compensation dating back to 2019

Fairness Opinion Should Be Based on the Board’s Best “Reasonable” Expectations 5 Addressing Investor Concerns B 40 x The Board’s responsibility is to evaluate any transaction against the reasonable, “best estimates” for the company’s go - forward performance x Concurrent with the “Base Case”, sensitivities were developed for the Board to complete the view for potential future outlooks (contrary to Luxor’s false assertion) x Consistent with anchoring any negotiation to a higher starting point, the upside sensitivity case was initially shared with IAA as part of the negotiation process – prior to comprehensive reciprocal due diligence x For purposes of valuation, fairness opinions, etc … the “Base Case”, which is consistent with board - approved compensation plans AND analyst forecasts, was utilized Ritchie Bros.’ Board and management acted within its fiduciary responsibility and solicited fairness opinions based on a board - approved plan of record Note: Forecasts do not imply future targets, expectations or guidance, and should not be relied upon as such. See the secti on entitled "Certain RBA Financial Forecasts" in the Registration Statement for important information regarding such forecasts.

Addressing Investor Concerns

5

(B) The Base Case Aligns with Street Expectations and Historical Growth

Base Case Was Above Pre-Announcement Consensus

	RBA Base Case per Proxy Filing		Research Analyst Consensus (4-Nov)
2022E Revenue	$ 1,682	>	$ 1,653
2023E Revenue	$ 1,722	>	$ 1,712
2022E EBITDA[1]	$ 415	>	$ 403
2023E EBITDA[1]	$ 443	>	$ 435

Comparison to Historical Growth

Historical Organic[2] CAGR (2015 – 2021)
Adj. EBITDA[3] → 8.3%

Estimated Base Case CAGR (2022 – 2026)
Adj. EBITDA → 9.7%

Selected Commentary

"We don't believe the market is pricing in Evergreen targets."

NATIONAL BANK OF CANADA

23-Feb-2021

How could Luxor be the only one taking the Evergreen targets as "gospel"? Their assertions continue to display a fundamental misunderstanding of Ritchie Bros.

Source: RBA Management, FactSet, Public filings. Note: Forecasts do not imply future targets, expectations or guidance, and should not be relied upon as such. See the section entitled "Certain RBA Financial Forecasts" in the Registration Statement for important information regarding such forecasts. Represents estimated revenue and adjusted EBITDA from RBA base case forecasts as set forth on page 130 of the Registration Statement. [1] Consensus estimate net of illustrative ~$23mm of stock-based compensation for consistency with proxy financials. [2] Deducts estimated acquired EBITDA from IronPlanet of ~$20mm from 2021 EBITDA. [3] Deducts stock-based compensation in historical periods for consistency with projections. Periods prior to 2019 reflect prior Adj. EBITDA definition, which excluded add-backs for legal and restructuring costs; 2019-2022 reflect latest company definition less deduction of stock-based compensation.

RITCHIE BROS.

41

How does Luxor expect the business to accelerate growth if we do not invest? Their assertions around our financial forecasts highlight their continued fundamental misunderstanding of our business 42 Capex was Partially Offset by Smaller D ivestitures Source: Company filings Note: Forecasts do not imply future targets, expectations or guidance, and should not be relied upon as such. See the section en titled "Certain RBA Financial Forecasts" in the Registration Statement for important information regarding such forecasts. Represents estimated capex as set forth on page 13 1 o f the Registration Statement. CapEx includes purchases of property, plant, and equipment as well as intangible asset additions. CapEx projections as per proxy filing. Projected CapEx remains at a relatively consistent percentage of sales compared to historical periods. Incremental funds will be allocated to fuel growth CapEx % of Sales One time divestiture of Bolton property Includes spend on new sites to replace Bolton property 5 Addressing Investor Concerns B Consistent CapEx is Required to Drive Growth $ 41 $ 43 $ 44 $ 72 $ 166 $ 76 $ 58 $ 67 $(6) $(16) $(2) $(166) 2019A 2020A 2021A 2022A 2023E 2024E 2025E 2026E CapEx Proceeds on Disposition of PP&E 3% 3% 4% 10% 4% 3% 3% 3%

Addressing Investor Concerns
5

(B) Nonsensical Assumptions and Math Errors Make Luxor's Valuation An Invalid Basis for Transaction Analysis

Luxor DCF Valuation

Luxor DCF Model	Terminal Year 2026	'22E - '26E CAGR	
Adj. Operating Income	$780	19.4%	(1)
% Growth	19.4%		
Adjusted Net Income	$508	21.8%	
(+) D&A	150		(2)
(-) CapEx	(12)		(2)
(-) Acquired Intangible Assets	(42)		
(+) Dispositions of PP&E	5		
(+) Δ Working Capital	20		(3)
Levered Cash Flow	$629	18.9%	(4)
Discount Factor	0.75		(4)
% WACC	8.5%		(1)
Net Present Value	$473		

DCF Valuation Calculation		
Cumulative NPV of Cash Flows	$1,192	
NPV of Terminal Value	10,932	
Enterprise Value	$12,124	(5)
Cash + Investments	$439	(5)
Debt	639	(5)
Equity Value	$13,202	(5)
Shares Outstanding	112.0	
NPV Per Share	~$120	(6)

Unrealistic Assumptions — Incorrect Math

Unrealistic Assumptions

1. Assumes Adj. Operating Income CAGR meaningfully **higher than RBA upside case**[1], and applies WACC at the **low end of fairness opinion ranges**
2. Capex is meaningfully lower than RBA estimates and required level to support RBA growth (let alone Luxor's forecasted growth); furthermore, **terminal D&A estimate grossly exceeds capex estimates**
3. **Mistakenly adds, rather than subtracts working capital**; incorrectly modeling NWC as a source of cash – whereas mgmt. expects a use of cash for international expansion

Incorrect Math

4. Derives enterprise value estimate by incorrectly discounting **levered free cash flow using WACC discount rate, rather than unlevered free cash flow**
5. **Inaccurately adds rather than subtracts debt** from enterprise value when bridging to equity value
6. The **highest sellside price target** before the deal announcement was $79 per share

If Luxor believes RBA is worth $120/share, why did they sell shares at nearly half that price?[2]

RITCHIE BROS.

Source: Luxor letter (December 16, 2022); company filings.

[1] Forecasts do not imply future targets, expectations or guidance, and should not be relied upon as such. See the section "Certain RBA Financial Forecasts" in the Registration Statement for important information regarding such forecasts.

[2] Based on transactions disclosed in Luxor's proxy and RBA closing price on the applicable dates.

43

Luxor Claims That RBA Trades at a Discount to Peers… …But They Are Comparing Apples to Oranges Source: Luxor Presentation released February 17 th , 2023. Note: Evergreen targets do not imply, and should not be relied upon as, future expectations or guidance. 1 Based on Capital IQ and Bloomberg financial figures as of February 17th, 2023. To justify their claim that RBA trades at a large discount to peers, Luxor uses inflated “expectations” for RBA and cherry - picks a set of high - multiple peers 5 Addressing Investor Concerns B 44 • Luxor presents a peer group that is starkly different from the peers listed in Ritchie Bros.’ 2022 Proxy Statement. The peers selected are on average significantly smaller, have lower revenue bases, and trade at much higher multiples. It appears that Luxor may have cherry - picked peers in order to inflate the multiple gap • While Luxor uses actual sell - side consensus expectations for peers, it uses completely different projections for RBA based on the aspirational Evergreen metrics • Luxor's use of projections based on the aspirational Evergreen metrics artificially inflates RBA’s “expectations” and artificially deflates RBA's multiple • Using consensus estimates for both RBA and the peer set essentially eliminates the 2024 EV / EBITDA gap. 1 Relative to its own Proxy Peers, RBA trades at a moderate premium Luxor Uses Inflated Estimates and a Cherry - Picked Peer Group When Comparing RBA’s Valuation to Peers

Source: Luxor Presentation released February 17 th , 2023. 1 Based on Capital IQ and Bloomberg financial figures as of February 17th, 2023. 2024 Capital IQ consensus estimates are genera lly in line with RBA’s Base Case, as disclosed in the proxy materials. B Luxor Uses Inflated Estimates and a Cherry - Picked Peer Group When Comparing RBA’s Valuation to Peers (Cont’d) 5 Addressing Investor Concerns 45 When using consensus estimates for RBA and Luxor’s peer group, the purported multiple discount essentially disappears 0.0x 5.0x 10.0x 15.0x 20.0x Luxor Peers (Median) RBA Luxor Uses Aspirational Targets for RBA, But Actual Consensus Estimates for Luxor’s Selected RBA Peers, Artificially Inflatin g t he Multiple Gap ~5% DISCOUNT TEV/EBITDA (CY’24) 1 Using Actual Consensus Expectations for RBA and Peers

Source: Luxor Presentation released February 17 th , 2023. 1 Based on Capital IQ and Bloomberg financial figures as of February 17th, 2023. Proxy Peers exclude Grubhub and Stamps.com, which are no longer standalone public companies B Luxor Uses Inflated Estimates and a Cherry - Picked Peer Group When Comparing RBA’s Valuation to Peers (Cont’d) 5 Addressing Investor Concerns 46 Relative to Ritchie Bros.’ proxy peers, Luxor selects peer companies that are significantly smaller and trade at much higher multiples. In addition, just 2 out of the 11 “peers” selected by Luxor are based in North America, RBA’s home market ~16x ~12x 0.0x 5.0x 10.0x 15.0x 20.0x Luxor Peers (Median) Proxy Peers (Median) ~$0.5B ~$3.0B Luxor Peers (Median) Proxy Peers (Median) ~$5.5B ~$7.2B Luxor Peers (Median) Proxy Peers (Median) RBA Luxor Cherry - Picks a Peer Set of Companie s That Are Smaller Than Ritchie Bros.’ Proxy Peers and Trade at Higher Multiples 1 TEV/EBITDA (CY’24E) Total Revenue (CY’23E) Market Capitalization RBA RBA

Source: Luxor Presentation released February 17 th , 2023. 1 Based on Capital IQ and Bloomberg financial figures as of February 17th, 2023. 2024 Capital IQ consensus estimates are genera lly in line with RBA’s Base Case, as disclosed in the proxy materials. Proxy Peers exclude Grubhub and Stamps.com, which are no longer standalone public companies B Luxor Uses Inflated Estimates and a Cherry - Picked Peer Group When Comparing RBA’s Valuation to Peers (Cont’d) 5 Addressing Investor Concerns 47 When using actual consensus estimates for RBA and Luxor’s peer group, rather than aspirational targets, the purported multiple discount essentially disappears. RBA actually trades at a significant PREMIUM to its own proxy peers 0.0x 5.0x 10.0x 15.0x 20.0x Luxor Peers (Median) RBA Proxy Peers (Median) TEV/EBITDA (CY’24) 1 Using Actual Consensus Expectations for RBA and Peers ~30% PREMIUM to Proxy Peers ~5% DISCOUNT to Luxor Peers Luxor Manipulates Their “Multiple Gap” Analysis by Cherry - Picking High - Multiple Peers and Using Inflated Estimates for RBA

Broker Pre - Nov. Announcement Current 1 Key Commentary Market Perform Outperform ($65 – 70 / Share) $60 / Share $62 / Share Neutral Buy ($72 / Share) $64 / Share $71 / Share We believe RBA management’s successful track record and ability to enhance IAA’s value proposition/KPIs … high conviction that RBA can achieve >$150 million in incremental EBITDA in two to three years. We are now more bullish .” – 09 - Feb - 2023 Genuine enthusiasm about the opportunity to execute against the revenue and cost synergies… broader sphere of auto auctions could be a viable growth market … We continue to like the potential of an RBA/IAA combination. ” – 09 - Feb - 2023 We believe IAA is a solid asset operating in a highly attractive industry… we certainly believe some degree of [market share gains] realization … we believe the sentiment has shifted . ” – 14 - Dec - 2022 The pending acquisition has an attractive financial profile that on a combined TTM basis generates $14.5 billion of GTV… Based on this acquisition and RBA’s strong fundamental outlook, we are raising our investment rating .” – 07 - Nov - 2022 5 Addressing Investor Concerns Many Research Analysts Are Enthusiastic About the Transaction Benefits B Note: Research analyst recommendations and forecasts are included for informational purposes only and RBA does not adopt or a ffi rm any such recommendations or forecasts. Permission to use quotes neither sought nor obtained. 1 Reflects broker price targets as of 2/17/23 48

Addressing Investor Concerns
5

Ⓒ Counter to Luxor's False Claims, IAA Has Invested in Significant Drivers of Growth and Incremental Operational Improvement

Initiative	Key Action	Strategic Importance
Catastrophic Event Servicing	Grew CAT footprint to include 3,500 overflow acres; established CAT-focused response team	*Ensures IAA has ability to meet customer needs when demands are highest*
Yard Footprint Expansion	1,100 acres added since spin-off, bringing total site count to +210	*Increasing capacity supports volume growth on the platform, underpinning growth*
Seller Engagement	Gained share amongst insurance carrier customers, including exclusive with a top 15 national carrier	*Insurance carrier customers are important sources of volume for IAA's marketplace*
Buyer Engagement	Expanded buyer-base 60% since spin-off from KAR	*RBA's full suite of products benefits from the onboarding of IAA's extensive buyer base*
Technology-Enabled Services	Build industry-leading services portfolio including IAA Loan Payoff®, IAA Transport™, and IAA AuctionNow®	*Services attach drive incremental revenue growth and enhance customer value proposition*

Source: Company filings, IAA shareholder letter

RITCHIE BROS.
49

Addressing Investor Concerns

5

(C) Luxor's Discussion of the Yard Synergies Is Extremely Misleading

Luxor Claims That RBA Can Achieve Its Goals Inexpensively…

RBA does not need to spend $7B+ of shareholder capital to save time in achieving its $40-125M incremental opportunity when it can be done for $30-40M

The Math on RBA Achieving the IAA Yard "Synergy" on its Own

Number of IAA Yards		200
(x) % Of Yards with Sufficent Capacity		75%
Number of Addressable IAA Yards		150
(x) Rent Per Yard Per Month	$	10,000
(x) Number of Yards		150
(x) 12 months		12
RBA Organic Yard Rent	$	18,000,000
Ops Personnel Salary[1]	$	57,000
(x) Number of Ops Personnel		2
(x) Number of Yards		150
RBA Organic Yard Salaries	$	17,100,000
Total Organic Yard Opportunity Cost	**$**	**35,100,000**
IAA Deal Cost[2]	**$**	**7,300,000,000**

- Even taking management at face value regarding the % of IAA yards that can be used, RBA **does not need to spend $7B+ of shareholder capital** when management has made it clear that its organic satellite yard strategy is cheap, low risk, and easy
- By attacking this opportunity organically, RBA can also choose the best locations for customer convenience vs. **being forced into the IAA footprint**
- **Simpler operations with a singular focus** will lead to a better customer experience

…But Neglects Several Key Considerations

- **Luxor ignores the *value of IAA itself*.** Ritchie Bros. is not paying $7.3B to acquire 150 satellite yards: RBA is buying IAA for an attractive ~12x valuation[1] *before* synergies and the purchase price includes under-utilized yard space. Including targeted cost synergies alone, RBA is paying just ~10x[1] for a high-quality business
- **Luxor is comparing an ongoing annual operating expense to a one-time capital expense**. These expenses are not directly comparable
- Luxor neglects to consider that building standalone satellite yards comes with different economics. These yards would be more expensive per square foot, thus making the unit economics less attractive
- Luxor implies that Ritchie can easily put up satellite yards, yet doesn't consider that it is difficult to obtain strong locations near population centers. It would likely take more than a decade to roll out 150 standalone satellite yards

Luxor's misleading comparison highlights its misunderstanding of the satellite yard strategy

RITCHIE BROS.

Source: Luxor Presentation released February 17th, 2023.
[1] Reflects 2023E EV / EBITDA multiple paid as at 20-Jan-2023, just prior to announcement of revised transaction. Synergies reflect $110mm midpoint of targeted cost synergies.

50

Addressing Investor Concerns
5

C Despite Claims that IAA's Service Levels are Declining, CAT Response Capabilities Have Continued to Improve and Are Enhanced by RBA

IAA's CAT Approach: 2017 & Prior

Regional Approach
- Lack of aligned CAT strategy and speed to market across different regions and teams

Reactive Tow Recruitment
- Inefficient visibility and management of various towers across regional network

Limited CAT Real Estate Investment Pre-Spin
- Limited excess capacity increased transport costs and pickup and processing times

Inefficient Technology
- Lack of automation impacted operational efficiency and speed of response

Legacy Approach Contributed to Key Customer Share Loss

Continuous Improvement Drives Robust CAT Response Today

Dedicated CAT Response Team
- Specialized CAT Response Team to marshal resources across the company and quickly deploy in affected areas

CAT Tower Strategy
- Year-round recruitment and use of IAA Tow App to ensure ample and efficient tower deployment

Flexible CAT Real Estate Investments
- ~3,500 acres of total CAT capacity (including industry-leading 1,100 acres in Florida)
- Fixed assets in high-risk markets, including Florida and the gulf coast
- Flexible access to strategically located capacity including exclusive NASCAR relationship

Technology-Enabled Solutions
- Data-driven utilization of strategic land resources and human capital maximize capacity and throughput

Hurricane Ida (Aug. 2021)
- *~30,000 total units*
- *82%+ of assignments picked up within 10 days*

Hurricane Ian (Oct. 2022)
- *~18,000 total units*
- *93% of assignments picked up within 10 days*

CAT Response is Further Enhanced By RBA's Footprint and Capabilities

- ✔ ***Provides IAA Access to RBA's ~200+ Acre Orlando, Florida site and ~250+ Acres at Houston & Dallas, Texas Sites***
- ✔ ***Potential to Utilize Other RBA Yards in CAT Zones as "Storage / Triage" During CAT Events***
- ✔ ***Key Relationships with Heavy Equipment and Logistics Networks to Supplement IAA's Tow Network***
- ✔ ***Trained, Experienced Pool of Human Capital and Operational Resources to Supplement IAA Efforts***
- ✔ ***Robust Capabilities in Managing Complex, Large Scale Events***

RITCHIE BROS.
51

Starboard Investment is Convertible Perpetual Preferred Equity , and NOT Convertible Debt as Some “Detractors” Have Claimed Perpetual Nature & Capital Structure Flexibility • Unlike convertible debt, does not have to be repaid on a fixed maturity date, RBA has ability to manage capital structure through a combination of its redemption and forced conversion right (as early as Feb - 2026) Conversion Price • Struck at a meaningful premium to undisturbed trading price and above 52 - week high No Investor Redemption Rights • Starboard does not have ability to force redemption of security for cash at any point in time unless there has been a triggering event Trading Restrictions • Starboard has agreed to hedging and other transfer restrictions which is not the case for public convertible issuances Structural Subordination • Perpetual preferred equity is subordinated to all forms of RBA debt and other creditors Voting • Starboard preferred shares do not vote on the transaction • Starboard is free to abstain from any subsequent votes, and need not vote with management 5 Addressing Investor Concerns Terms of Starboard investment are in line with other privately negotiated convertible perpetual preferred transactions D 52

Addressing Investor Concerns
5

D Luxor's Valuation of the Preferred Shares is Misleading and Inaccurate, and Demonstrates a Lack of Understanding of Security's Structure

The $115M of additional value provided to Ritchie Bros. shareholders as a result of the amended IAA agreement meaningfully outweighs the value of the Starboard Preferred

Luxor Inaccurately Inflates the Valuation of the Preferred Shares by Ignoring their Perpetual Nature

- Unlike convertible debt, the Starboard Preferred Shares do not have to be repaid on a fixed maturity date
- As they have no maturity, the **Starboard Preferred Shares are worth significantly less than a convertible bond** (which would typically have a fixed maturity), holding all other terms/assumptions the same

Luxor Makes Other Fundamental Modeling Errors That Inflate its Valuation of the Preferred Stock

✗ Ignores the matching call right at par in favor of RBA in the event Starboard elects to increase the preferred dividend rate at certain specified dates

✗ Ignores the value to RBA of the lockup restrictions imposed on Starboard

✗ Misstates that Starboard will be guaranteed a preferred yield over 9 years. The company has the ability to force conversion or call the preferred prior to year 9

Luxor Materially Overstates the Value of the Preferred Shares via its Credit Spread Assumption (Which is Too Low)

The Starboard Preferred Shares should be modeled using a spread that is significantly higher than that used for the senior secured loans

~~**300-600bps**~~

Luxor **credit spread** assumption on preferred equity **junior to all debt and other claims**

- The credit spread **does not reflect the structural subordination and relevant comparables**, most notably RBA's secured debt that is priced in the market
- **Unsecured** debt has a credit spread higher than senior secured debt
- Preferred Stock, which is junior to all debt and other claims, typically has a credit spread **several hundred basis points higher than unsecured** debt
- Additionally, the Starboard Preferred Shares are **perpetual**, with **no ability for holders to require a time-based redemption**[1], so it should warrant an even higher spread

RITCHIE BROS.

[1] Excluding standard change-of-control redemption feature and Ritchie Bros. share repurchase triggering event.

53

Addressing Investor Concerns
5

D Luxor's Valuation of the Preferred Shares is Misleading and Inaccurate, and Demonstrates a Lack of Understanding of Security's Structure (Cont'd)

Luxor Claims to Have Third-Party Validation…

THIRD PARTIES HAVE CONFIRMED LUXOR'S ANALYSIS

Market checks confirm the Starboard Preferred security would trade at 121-132% of par given their highly attractive terms; this equates to $99-154M of value transfer coming directly out of common shareholders' pockets

- RBA has attempted to discredit the comments regarding the richness of Starboard's paper provided by Luxor as "fun with numbers Black-Scholes math"
- (1) We asked the fixed income trading desks of **four of the largest, most well respected, and publicly listed Wall Street investment banks** how this instrument(1) would be priced (relative to par) based on the relevant financial terms (laid out below) and at various credit spreads(2)

Assumptions	
Total Coupon	7%
(2) Maturity	9 Years
Initial Premium	21%
Non-Callable Period	3 Years
Forced Conversion In Yrs 3-7	190%
Forced Conversion In Yrs 7-9	175%
Common Dividend Yield	1.8%
Borrow Cost	0.5%
Implied Vol.	35%

% Par Value At Various Credit Spreads	Credit Spread		
(3)	300	450	600
Bulge Bracket Bank #1	133	126	121
Bulge Bracket Bank #2	129	123	119
Bulge Bracket Bank #3	136	129	124
Bulge Bracket Bank #4	129	123	118
Average	132	125	121
Starboard Profit	154	122	99

- The above assumptions conservatively assume the RBA common share dividends *do not* increase over the next nine years in contrast to the 9.7% CAGR of the per share dividend in the past five years

(1) Luxor did not disclose the issuer of the security
(2) The credit spread is the difference in yield between bonds of a similar maturity but with different credit quality. Spread is measured in basis points. Typically, it is calculated as the difference between the yield on a corporate bond and the benchmark rate.

…But Luxor Actually Asked the Banks to Value a No-Names Security With Completely Different Terms

1. It appears Luxor asked the banks to value a different security by providing their own assumptions to these banks for an undisclosed issuer, rather than having the banks independently value the Starboard preferred

2. Luxor assumes a 9-year maturity, when the Starboard Preferred is in fact a *perpetual* preferred, with no maturity. Starboard has *no ability* to force redemption, *ever*[1]

3. Luxor required the banks to use a credit spreads as low as 300bps, which is more reflective of *Senior Secured Debt* than *Perpetual Preferred Equity. For reference,* RBA's senior secured bridge loan has a credit spread of 275-450 bps[2]

- A perpetual preferred is typically several hundred basis points wider than *unsecured* debt, *which is wider than senior secured debt*

By providing the banks with a limited and incorrect set of terms, Luxor has materially inflated the supposed value of the Preferred

RITCHIE BROS.

Source: Luxor Presentation released February 17th, 2023.
[1] Excluding standard change-of-control redemption feature and Ritchie Bros. share repurchase triggering event.
[2] Full range includes the effect of time-based interest rate step-ups on the Senior Secured Bridge Loan.

54

Addressing Investor Concerns
5

D Ritchie Bros. Preferred Has Better Terms Than Current Market Comps

Terms	RITCHIE BROS.	Western Digital.
Date	• January 23, 2023	• January 31, 2023
Size	• $485M	• $900M
Initial Dividend Rate	• 5.5%	• 6.25%
Dividend Increases	• After 4 years: 7.5% • After 9 years: Greater of SOFR+600bps and 10.5% • Issuer has call rights at par, should the Holder choose to increase the dividend rate	• After 7 years: 7.25% • After 10 years: 8.25% • Dividends automatically increase, with no matching call right at par for the Issuer
Initial Conversion Premium	• ~23% (vs. the 10-day VWAP)	• ~9% (vs. the close the day prior)
Forced Conversion	• If the stock is >190% of the conversion price after 3 years; 175% after 7	• If the stock is >150% of the conversion price after 3 years
Issuer Call Right	• 100% after 9 years	• 110% after 7 years
Dividends	• Payable in cash or in common at RBA election (issued at a 3% discount)	• Payable in cash or in kind via an increase to the liquidation preference
Voting Rights	• Votes; cannot vote on the IAA acquisition	• Votes on all matters
Holder Redemption Rights	• Holder has no ability to force redemption unless there has been a triggering event	• Holder has no ability to force redemption, other than in the case of a Fundamental Change in the Issuer
Dividend Protections	• Participates in the common dividend on an as-converted basis. If the common dividend falls below $0.27/quarter, the preferred dividend will be increased by an offsetting amount	• If WDC begins to pay a dividend, the preferred will participate on an as-converted basis
Change of Control	• Make-whole premium, based on a table	• Redeemed at the greater of 110% and the as-converted value

RITCHIE BROS.
55

“Agreement Seeks to Entrench Management and the Board” Claim Facts • Starboard’s investment will not vote at the special meeting and Starboard is free to abstain from any subsequent votes, and need not vote with management • Standstill only goes into effect if the deal is approved and goes away once Jeff Smith leaves the board “[I]nstead of listening to those concerns and engaging on the merits with its constituents….” • Management has spent a significant amount of time engaging with its shareholders, including meeting with representatives of Luxor in person “In a collective drive to save face and consummate the ill - conceived IAA Merger, management and the Board issued a valuable security worth 130% of par, per Luxor’s estimation, to a non - shareholder.” • This valuation of the security is misleading, inaccurate, and inflated; we believe: — Credit spread is far too low — Luxor forced banks to model the Preferred as having a 9 year maturity, which is wrong . It is a perpetual preferred with a Company only call right after 9 years “For nine years Starboard will enjoy a dividend rate at least 5.5% higher than that of common shareholders. Compounded at 5.5% for nine years, Starboard will receive 62% of its capital investment back in excess dividends.” • Preferred Shares contain provisions that permit the Company to require an earlier conversion commencing in year four, and there can be no guarantee as to the length of time they will remain outstanding • The Preferred Shares contain customary provisions typical to investments of this kind and are consistent with other market precedents “…management and the Board further harmed their common shareholders….” • This is an opinion of Luxor’s and does not represent fact • This ignores the robust value opportunities for shareholders, including (but not limited to) the financial flexibility provided by the investment and addition of an experienced shareholder to the board Luxor Repeatedly Makes False Statements Attacking these Value Accretive Transactions 5 Addressing Investor Concerns D 56

Concluding Perspectives

+ : Accelerating Value Creation for Shareholders Significant value creation opportunity through faster growth, EBITDA margin expansion, and rapid deleveraging and realization of incremental growth opportunities IAA is a step - function accelerant to RBA’s strategic vision, enhancing customer proximity and process automation IAA operates in an attractive end - market with a complementary business model, a track record of growth, and resilient recent performance The acquisition was the culmination of rigorous and patient strategic review and negotiation with IAA; amended transaction recaptures $115M of value for RBA shareholders 57

Vote “Yes” on the White Proxy Card to Unlock Shareholder Value Vote Yes on the White Proxy Card! 1 Represented the LTM period as of October 2, 2022 for IAA; IAA reported Adj. EBITDA. The Board unanimously recommends that RBA shareholders vote in favor of the transaction x Management has the capacity and experience to unlock the value potential of the transaction 58

Appendix A: Addressing Other False Claims Made by Luxor

Luxor Routinely Stretches the Truth: For Instance, Luxor Cites a Harvard Business Review Article That Actually Makes The *Opposite* Argument They Claim

Luxor Presents the HBR Article As Saying…

The Importance of Number One In Network Markets

"The same thinking has been applied to multi-sided platforms, which are **network businesses** that connect different kinds of customers that interact and depend on each other. The idea is that the **power of network effects will lead to explosive growth and unceasing, winner-take-all dominance**."

— Harvard Business Review, May 2016

However, It Actually Makes the EXACT OPPOSITE Argument

Why Winner-Takes-All Thinking Doesn't Apply to the Platform Economy

by David S. Evans and Richard Schmalensee

May 04, 2016

"But the new economics of multisided platforms, which we explore in detail in Matchmakers, shows that **the winner-takes-all theory doesn't describe most internet platforms**…

The message is simple: beware of the siren song of network effects, winner-takes-all, and first mover advantages. Network effects can create great value rapidly, but they can destroy it just as fast."

Luxor, the self-proclaimed "marketplace experts", blatantly misrepresents one of the articles they cite in support of their claims

RITCHIE BROS.

Source: Luxor Presentation released February 17th, 2023. Harvard Business Review, 2016.

59

Luxor’s Graphic Shows IAA Having Access to Many Fewer Buyers than Copar t… …But the Metric Is Wrong and the Graphic Is Distorted Luxor Presents a Deceptive Analysis of IAA’s Competitive Position Source: Luxor Presentation released February 17 th , 2023. Copart 61% 16% IAA 22% After correcting Luxor’s scale… Why is the 16% area several times larger than 22% area? Overlapping users include large volume buyers (e.g., LKQ), who may account for only a few “unique users” but for a large percentage of each company’s revenue. Moreover, Copart’s numbers include buyers from many markets in which IAA doesn’t participate 60 From using unrepresentative data to tactics as silly as fudging the size of its charts, Luxor goes to great lengths to mislead shareholders

Luxor's Criticism of the Starboard Preferred Displays a True Lack of Understanding

Luxor's False Claims About the Preferred Financing…



STARBOARD VS. COMMON EQUITY INVESTORS RETURN

STARBOARD DOES BETTER THAN COMMON EQUITY INVESTORS OVER TIME, WITH ZERO DOWNSIDE

Starboard's financing in six words: Heads I win, tails you lose!

Nine Year Returns At Various Prices

RBA Stock Price	Starboard Total Return	RBA Common Total Return
$ 25	64.6%	(36.3%)
$ 50	64.6%	3.3%
$ 75	67.3%	43.0%
$ 100	101.5%	82.6%
$ 125	135.8%	122.3%
$ 150	170.0%	161.9%
$ 175	204.3%	201.6%

- **Starboard better returns** vs. long-term common shareholders over time, regardless of where the stock goes
- This means that **Starboard is incentivized to take as much risk as possible** given it has zero downside like common equity investors
- If Starboard believed in the deal so much, **they could have purchased material common stock at any time**, but have not
- This investment shows a clear lack of concern for common shareholder interests by the Board and management

Note: Based on Feb 13th RBA stock price. Analysis assumes a 9% growth rate in RBA common dividends, consistent with long-term historical trends.
Source: SEC Filings.

…Are Entirely Unfounded

- Starboard does not have "zero downside" – the preferred is *junior to all debt and other claims* and *Starboard has no ability to force redemption, ever*[1]
- Luxor naively assumes that the preferred will be called at par in 9 years: this is far from guaranteed, especially in the downside scenarios they present
- Luxor also ignores the Company's **forced conversion** option, which means that their bottom 2 rows are scenarios that do not exist
- Luxor again **compares apples-to-oranges** – measuring the Preferred return vs. the issue price and the common return vs. today's higher price – **again, make sure to look at the footnote**
- **Luxor conveniently ignores their own DCF base case, in which RBA stock reaches $120 in 5 years. In that scenario, the common stock would outperform the preferred, with a total return of 110% vs 99%**[2]

The Starboard Preferred and the amended deal terms allowed RBA to reduce the effective transaction price by ~$115mm. Luxor plainly understands neither the logic nor the terms of the Starboard Financing

RITCHIE BROS.

Source: Luxor Presentation released February 17th, 2023.

[1] Excluding standard change-of-control redemption feature and Ritchie Bros. share repurchase triggering event. [2] Assumes a starting stock price of $59.722, no increase to the common dividend, and RBA stock trading at $120 after 5 years. Note that if RBA does increase the dividend, this benefits common holders more than preferred holders because the preferred only participates on an as-converted basis and is priced at a premium to common stock (e.g., today 1 share of stock purchased for $60.00 gets $1.08 in annual dividends but $60 invested in the preferred only receives $0.89 in common dividends.).

61

Luxor Misrepresents the Standstill Agreement in an Attempt to Claim that Ritchie Bros. Is “Buying the Vote” Luxor Misrepresents the Governance Elements of the Starboard Transaction Source: Luxor Presentation released February 17 th , 2023. • Luxor implies that Ritchie Bros. is attempting to “buy the vote” on the IAA merger. However, the Starboard Preferred and Common investments cannot vote on the IAA transaction. How could one possibly claim that this is an attempt to buy the vote, when the security cannot even vote? • Starboard is not “forced to vote with management” – it is free to abstain from any vote • If the deal is voted down, the Standstill never goes into effect. If the deal is approved, it only votes 3.7% of the pro forma shares, and Jeff Smith can resign from the Board and end the Standstill • The terms of the Standstill Agreement are relatively standard and substantially the same as those Starboard has been subject to during its very successful investment in Papa John’s 62 Luxor’s analysis of the governance considerations are deeply flawed and ignores the fact that the Starboard preferred and amended terms created $115mm in incremental value for RBA shareholders

Luxor Points to RBA’s Strong Growth As Evidence That Forecasts Are Too Low… …But They Also Claim That the Growth in EBITDA Was a One - Time Benefit From COVID Luxor’s Points Conflict With One Another and Are Not Mutually Compatible Source: Luxor Presentation released February 17 th , 2023. 63 If Luxor truly believes that COVID drove a one - time EBITDA improvement, why do they also think that the business should continue growing at this elevated rate? Which one is it?

Luxor Claims That IAA Is an "Unrelated" Business, Yet Uses Copart As a Comparable Company in Its Valuation Analysis

If Copart Is a Comparable Company, How Can IAA Be in an "Unrelated Industry"?

DIVERSIFICATION TYPICALLY DESTROYS VALUE

RBA shareholders have *not* expressed a desire for diversification, and especially not into a distinctly lower multiple business. Diversification often destroys value by introducing a conglomerate discount.

- "Growth companies that can't stand prosperity foolishly 'diworseify' and fall out of favor, which makes them into turnarounds…Instead of buying back shares or raising dividends, profitable companies often prefer to blow the money on foolish acquisitions."
  - Peter Lynch, One Up On Wall Street
- Many studies have shown that companies with multiple business lines in unrelated industries typically receive a **"conglomerate" discount ranging from 10-25% and are typically very difficult to reduce or remove,** *even for companies which have exhibited discipline and consistent success in M&A*
  - RBA will create a dis-synergy by buying IAA, and will **destroy value by introducing a permanent conglomerate discount**
- Conglomerate discounts exist in U.S., Canadian and most other public markets globally, with the clear punchline **that unrelated businesses owned together are worth less than the sum of their parts**

prosus CANNAE Berkshire Hathaway SoftBank Exor Brookfield ONEX Schibsted IAC ferrovial

- Diversification is a **portfolio level decision that investors prefer to make for themselves**, and not at the corporate level. There are many great companies that have not succeeded in closing its HoldCo discount
- We agree with **Eminence Capital**: "**Bigger proved not to be better**, and in 2018 KAR management decided to spin off IAA after concluding that "independence will provide greater flexibility to meet the evolving needs of both companies' unique customers while advancing their respective strategic priorities." **We agreed with the IAA spinoff logic at the time, and we disagree with RBA management that this merger will be different.**"
  - Eminence Capital, Letter to RBA Shareholders, Feb 15th, 2023

"Note: All **comparable companies** above use consensus sell-side estimates in future years. RBA financials use projections consistent with company Evergreen guidance. **RBA peer group includes** Auctions Technology Group, AutoTrader, Baltic Classifieds, CarSales, **Copart**, Costar, Hemnet, REA Group, Rightmove, Scout24, Trainline.
Source: SEC Filings and Company Presentations."

How can Luxor justify calling IAA an "unrelated" business, when it also uses Copart as a valuation comp for RBA?

RITCHIE BROS.

Source: Luxor Presentation released February 17th, 2023.

64

Luxor Offers Little Support for Their Claim That RBA’s Shareholder Base Was Already Familiar With IAA Source: Luxor Presentation released February 17 th , 2023. • Many of the research analysts covering Ritchie Bros. were not already familiar with the auto salvage industry • Of the 10 analysts included in Bloomberg’s consensus for Ritchie Bros., just three also cover IAA or Copart • Luxor claims that 70 - 80% of RBA shareholders have also owned any IAA, Copart, or KAR in the past five years. However, they do not give any disclosure as to their source or their methodology • Given the large number of index funds in the market, and the fact that all three of these companies participate in similar industries, one would only assume that this same case could be made for almost any three companies in any industry 65 Given the amount of index fund holdings in the market, one could likely make the same argument for any three companies in a similar industry over a five - year period Luxor’s Analysis of the Shareholder Base is Unclear and Likely Deceptive

Luxor Bizarrely Focuses Its Analysis on Hailstorms Rather Than Hurricanes Luxor’s Analysis of Catastrophic Events is Misleading and Limited Source: Luxor Presentation released February 17 th , 2023. • While hailstorms do occasionally create some excess demand for auto salvage, as they can do significant damage to vehicles, they are a far less important driver of results than are hurricanes • Luxor bizarrely focuses its critique on the prevalence of hailstorms in the Houston and Dallas areas, rather than on the wide range of other catastrophes (and other geographies) that are relevant for IAA • Further, Luxor suggest that RBA’s lots would be occupied one - third of the time there is a hailstorm. Does this imply that Luxor agrees that these yards will be a useful benefit during the other two - thirds of hailstorms? 66 Luxor’s meteorological analysis of Ritchie yards is misleading

Appendix B: Overview of RBA & IAA

RBA: Global Leader in Used Equipment & Services

Business Overview

- RBA is **a world leader in asset management and disposition technologies** for commercial assets, primarily related to construction and transportation assets
- Sells **a broad range of primarily used commercial and industrial assets** as well as government surplus through their **unreserved auctions, online marketplaces, listings and private brokerage services**
- Diverse set of **additional services** including equipment financing, asset appraisals and inspection, online equipment listing, logistical services and equipment refurbishment
- **Robust technology platform** that supports equipment lifecycle and parts procurement
- **Over 40 auctions locations globally** with a significant presence in the U.S., Canada, Europe and Australia, and is headquartered in Burnaby, Canada

Key Metrics

$6.0bn FY'22[1] Total GTV	**$1.7bn** FY'22[1] Revenue	**$465mm** FY'22[1] Adjusted EBITDA[2]
41 Global Auction Sites	**13** Countries with RBA operations	**~2,800** Employees (FY'22)

The RBA Platform

- Trusted Global Marketplace
- Insights-Driven Marketplace Technology
- Complementary Services
- Transaction Solutions
- Global Reach in a Fragmented Used Equipment Marketplace

[1] Represented the full year fiscal 2022, which ended December 31, 2022 for RBA.
[2] Equivalent to RBA Adj. EBITDA.

RITCHIE BROS. 67

IAA: Leading Global Marketplace for Vehicles

Business Overview

- Expansive **omnichannel digital marketplace** connecting vehicle buyers and sellers
- **Strong global relationships** with insurance carriers, leading dealerships, fleet lease and rental car companies, and charitable organizations
- **Multiple bidding / buying digital channels**, innovative vehicle merchandising, and efficient evaluation service
- **Comprehensive suite of commerce, logistics, and vehicle-processing services** as part of its ability to increasingly function as a "one-stop shop" for vehicle sellers and buyers
- **Over 210 facilities globally** with a significant presence in the U.S., Canada, and Europe and is headquartered just outside Chicago, Illinois

Key Metrics

$8.3bn FY'22[1] Total GTV	**$2.1bn** FY'22[1] Revenue	**$541mm** FY'22[1] Adjusted EBITDA[2]
~2.3mm Vehicles Sold (FY'22)	**100%** Vehicles Offered Online	**~4,900** Employees (FY'22)

The IAA Platform

- Fully Digital Long-Standing Marketplace
- End-to-End Solution
- Improved Technology and Data Analytics
- Asset-Light Model
- Extensive, Global Seller & Buyer Base

[1] Represented the full year fiscal 2022, which ended January 1, 2023 for IAA.
[2] IAA reported Adj. EBITDA.

RITCHIE BROS.
68